Prospectus Supplement

Filed Pursuant to Rule 424(b)(3)

File No. 333-156258

PROSPECTUS

PRECISION OPTICS CORPORATION, INC.

Prospectus Supplement No. 1

(to prospectus dated July 1, 2009)

This Prospectus Supplement No. 1 supplements and amends the prospectus dated July 1, 2009, relating to the sale or other disposition of up to 960,439 shares of our common stock by certain selling stockholders. The Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus dated July 1, 2009, and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates or supercedes the information contained in the Prospectus.

Our common stock is traded on the Over-The-Counter Bulletin Board under the trading symbol “PEYE.OB.” On December 31, 2009, the last reported sale price of our common stock on the Over-The-Counter Bulletin Board was $1.10 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE

SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE “RISK FACTORS” BEGINNING ON PAGE 4.

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information.  Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2010.

PRECISION OPTICS CORPORATION, INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated in Massachusetts in December 1982 and have been publicly-owned since November 1990.  References to our Company contained in this prospectus include our two wholly-owned subsidiaries, Precise Medical, Inc. and Wood’s Precision Optics Corporation, Limited, except where the context otherwise requires. Our fiscal year end is June 30.  Our principal executive offices are located at 22 East Broadway, Gardner, Massachusetts 01440-3338. Our telephone number is (978) 630-1800.  Our website is www.poci.com. Information contained on our website does not constitute part of this prospectus.

We have been a developer and manufacturer of advanced optical instruments since 1982.  We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1 millimeter, or mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a line of world-class 3-D endoscopes for use in minimally invasive surgical procedures. We are registered to the ISO 9001:2000, ISO 13485:2003, and Canadian Medical Devices Conformity Assessment System, or CMDCAS, Quality Standards, and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products.

THE OFFERING

Common stock outstanding as of December 24, 2009	1,018,411 shares

Common stock to be registered	960,439

Use of proceeds

We will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. We may receive proceeds from the exercise of warrants. We intend to use the proceeds from the exercise of warrants, if any, for working capital purposes.

Stock symbol	PEYE.OB

THE TRANSACTION

On June 25, 2008, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold a total of $600,000 of 10% Senior Secured Convertible Notes, referred to as the “Notes,” that are convertible into a total of 480,000 shares of our common stock at a conversion rate of $1.25.  We also issued warrants to purchase a total of 316,800 shares of our common stock at an exercise price of $1.75 per share, referred to as the “Warrants.” Interest accrues on the Notes at a rate of 10% per year and is payable in cash upon the earlier of conversion or maturity of the Notes.  The Notes mature on June 25, 2010 and the Warrants expire on June 25, 2015, subject to extension.

Pursuant to the Purchase Agreement, the Notes and Warrants were not convertible or exercisable until we implemented a 1 for 6 reverse stock split, which required the approval of our stockholders.  On November 25, 2008, we entered into a Side Letter Agreement in which the investors agreed to change the ratio of the reverse split from 1 for 6 to 1 for 25.  On December 11, 2008, we effected a 1 for 25 reverse split of our common stock.

Pursuant to a Registration Rights Agreement entered into with the investors on June 25, 2008, we agreed to file a registration statement with the Securities and Exchange Commission by the earlier of (i) two days following the effectiveness of the amendment to implement a reverse stock split and (ii) December 15, 2008, to register the resale of the common stock issuable upon the conversion of the Notes and the exercise of the Warrants.  We agreed to keep the registration statement effective until the earlier of (i) the date on which all the securities covered by the registration statement, as amended from time to time, have been sold and (ii) the date on which all the securities covered by such registration statement may be sold without restriction pursuant to Rule 144 of the Securities Act of 1933.

On February 1, 2007, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold a total of 400,000 shares of our common stock.  We also issued warrants to purchase a total of 400,000 shares of our common stock at an exercise price of $8.00 per share.  The warrants expire on February 1, 2012.  The selling stockholders that participated in this offering as follows:

Selling stockholder	Common shares purchased in February 1, 2007 offering	Warrants purchased in February 1, 2007 offering	Amount paid for common stock and warrants
Special Situations Fund III QP, L.P.	160,000	160,000	$1,000,000
Special Situations Private Equity Fund, L.P.	160,000	160,000	$1,000,000
Arnold Schumsky	24,000	24,000	$150,000
Joel Pitlor	40,000	40,000	$250,000
LaPlace Group LLC	16,000	16,000	$100,000
TOTAL	400,000	400,000	$2,500,000

As part of the February 2007 private placement, we entered into a Registration Rights Agreement pursuant to which we agreed to file a registration statement with the SEC within forty-five days after the closing date to register the resale of the shares of common stock and the shares of common stock issuable upon exercise of the warrants.  We also agreed to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by the registration statement have been sold or (ii) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act of 1933.  The SEC declared the registration statement registering these shares effective on March 23, 2007.  In the event additional shares become issuable upon the exercise of the warrants, we agreed to register such additional shares to the extent that such shares are not covered by an effective registration statement.

As a result of the June 25, 2008 transaction described above, certain anti-dilution provisions were triggered and we were obligated to issue 181,821 additional shares upon the exercise of the warrants issued February 1, 2007.  Additionally, the exercise price of the warrants was reduced from $8.00 to $5.50.  Pursuant to the February 1, 2007 Registration Rights Agreement, we are registering certain of these additional shares in this registration statement to which this prospectus forms a part. Mr. Pitlor, our Director, has agreed to waive his registration rights as they pertain to this registration statement.  We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of our common stock by selling stockholders.  We may receive proceeds from the exercise of warrants.  We intend to use the proceeds from the exercise of warrants, if any, for working capital.

MARKET FOR THE SECURITIES

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “PEYE.OB.”

RISK FACTORS

Risks Related to Our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information included in this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

Our independent auditors have issued a going concern opinion and, if we do not generate enough cash from operations to sustain our business, we may have to liquidate assets or curtail our operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  During the years ended June 30, 2009 and 2008, we incurred net losses of $992,135 and $1,623,354, respectively. Our auditors have issued a going concern qualification in their report related to our financial statements for the period ended June 30, 2009. This report is based on our history of operating losses, negative cash flows from operations, and our cash position as of June 30, 2009.

Conditions exist which raise substantial doubt about our ability to continue as a going concern.  Our ability to continue as a going concern depends on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations.  However, we may not be able to obtain additional financing or achieve profitable operations or sufficient cash flows in the future.

The current worldwide economic downturn could have a negative impact on our business, operating results and financial condition.

If the economic downturn continues, our customers may delay, reduce or cancel their purchases of our products, particularly if they or their customers have difficulty obtaining credit, which could reduce our revenues.  The economic downturn could increase competition which could have the effect of reducing our prices. We could incur losses if a customer’s business fails and is unable to pay us, or pay us on a timely basis. Likewise, if our suppliers have difficulty in obtaining credit or in operating their businesses, they may not be able to provide us with the materials we use to manufacture our products.  These actions could result in reduced revenues and higher operating costs, and have an adverse effect on our results of operations and financial condition.

Our existing and future debt obligations could impair our liquidity and financial condition.

Effective June 25, 2008, we completed a financing in which we issued 10% Senior Secured Convertible Notes and Warrants.  As of September 30, 2009, we had outstanding notes payable of $600,000, with accrued interest as of September 30, 2009 of $75,833, and we may incur additional debt in the future to fund all or part of our capital requirements. Our outstanding debt and future debt obligations could impair our liquidity and could:

•                  make it more difficult for us to satisfy our other obligations;

•                  require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•                  impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•                  make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.

If we were to fail in the future to make any required payment under agreements governing indebtedness, or equity issues, or fail to comply with the financial and operating covenants contained in those agreements, we would be in default in regards to that financing transaction.  A debt default could significantly diminish the market value and marketability of our common stock.  Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands.  In this event, we may be forced to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

We rely on a small number of customers who may not consistently purchase our products in the future and if we lose any one of these customers, our revenues may decline.

In the fiscal year ended June 30, 2009, our four largest customers represented approximately 23%, 22%, 20% and 11%, respectively, of our total revenues.  In the fiscal year ended June 30, 2008, our four largest customers represented approximately 11%, 25%, 20% and 8%, respectively, of our total revenues. No other customer accounted for more than 10% of our revenues during those periods. At June 30, 2009, receivables from our four largest customers were 32%, 21%, 19% and 13%, respectively, of the total accounts receivable.

In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. These customers may not consistently purchase our products at a particular rate over any subsequent period.  A loss of any of these customers could adversely affect our revenues.

Negative economic conditions increase the risk that we could suffer unrecoverable losses on our customers’ accounts receivable which would adversely affect our financial results.

In the fiscal year ended June 30, 2009, our four largest customers represented approximately 23%, 22%, 20% and 11%, respectively, of our total revenues. At June 30, 2009, receivables from these customers were 32%, 21%, 19% and 13%, respectively, of the total accounts receivable. While we believe we have a varied customer base and have experienced strong collections in the past, if current economic conditions fail to improve we may experience change in our customer base, including reductions in their purchasing commitments to us, which could also have a material adverse effect on our revenues and liquidity. We have not purchased insurance on our accounts receivable balances.  Additionally, if our customer who accounts for 32% of our accounts receivable balance at June 30, 2009 and whose accounts receivable we have not insured, fails and is unable to pay us, our business may be harmed.

We rely heavily upon the talents of our Chief Executive Officer and Chief Scientific Officer, the loss of whom could severely damage our business.

Our performance depends to a large extent on a small number of key scientific, technical, managerial and marketing personnel. In particular, we believe our success is highly dependent upon the services and reputation of our Chief Executive Officer, Mr. Richard E. Forkey. Loss of Mr. Forkey’s services could severely damage our business.

Additionally, Dr. Joseph N. Forkey, our Executive Vice President and Chief Scientific Officer, provides highly valuable contributions to our capabilities in optical instrument development, in management of new technology and in potentially significant longer-term initiatives in biophysics and biomedical instrumentation. The loss of Dr. Forkey’s management and scientific contributions could severely damage our business.

We must continue to be able to attract employees with the scientific and technical skills that our business requires and if we are unable to attract and retain such individuals, our business could be severely damaged.

Our ability to attract employees with a high degree of scientific and technical talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will be able to attract and retain individuals possessing the necessary qualifications.  If we cannot attract such individuals, we may not be able to produce our products and our business could be damaged.

We are subject to a high degree of regulatory oversight and, if we do not continue to receive the necessary regulatory approvals, our revenues may decline.

The FDA has allowed us to market the medical products we currently sell in the United States. However, prior FDA approval may be required before we can market additional medical products that we may develop in the future. We may also seek to sell current or future medical products in a manner that requires us to obtain FDA permission to market such products. We may also require the regulatory approval or license of other federal, state or local agencies or comparable agencies in other countries.

We may not continue to receive the FDA’s permission to market our current products or may not obtain the necessary regulatory permission, approvals or licenses for the marketing of any of our future products. Also, we cannot predict the impact on our business of FDA regulations or determinations arising from future legislation or administrative action.  If we lose the FDA’s permission to market our current products or we do not obtain regulatory permission to market our future products, our revenues may decline and our business may be harmed.

We face risks inherent in product development and production under fixed price purchase orders and these purchase orders may not be profitable over time.

A portion of our business has been devoted to research, development and production under fixed price purchase orders. For our purposes, a fixed price purchase order is any purchase order under which we will provide products or services for a fixed price over an extended period of time, usually six months or longer.  Fixed price purchase orders represented approximately 25% to 50% of our total revenues during the last several years. We expect that revenues from fixed price purchase orders will continue to represent a significant portion of our total revenues in future fiscal years.

Because they involve performance over time, we cannot predict with certainty the expenses involved in meeting our obligations under fixed price purchase orders. Therefore, we can never be sure at the time we enter into any single fixed price purchase order that such purchase order will be profitable for us.

Third parties may infringe on our patents and as a result, we could incur significant expense in protecting our patents or not have sufficient resources to protect them.

We hold a number of patents that are important to our business. Although we are not currently aware of any past or present infringements of our patents, we plan to protect these patents from infringement and obtain additional patents whenever feasible. To this end, we have obtained confidentiality agreements from our employees and consultants and others who have access to the design of our products and other proprietary information. Protecting and obtaining patents, however, is both time consuming and expensive. We therefore may not have the resources necessary to assert all potential patent infringement claims or pursue all patents that might be available to us. If our competitors or other third parties infringe on our patents, our business may be harmed.

Third parties may claim that we have infringed on their patents and as a result, we could be prohibited from using all or part of any technology used in our products.

Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation. If successful, such a claim could also result in us being unable to freely use the technology that was the subject of the claim, or sell products embodying such technology. If we engage in litigation, our expenses may increase and our business may be harmed.  If we are prohibited from using a particular technology in our products, our revenues may decline and our business may be harmed.

We depend on the availability of certain key supplies and services that are available from only a few sources and if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

We require certain key supplies for our products, particularly precision grade optical glass, that are available from only a few sources, each of which is located outside the United States. Also, outside vendors grind and polish certain of our lenses and other optical components, such as prisms and windows. Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. Our requirements are small relative to the total supply, and we are not currently encountering problems with availability. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

From time to time, subcontractors may produce certain of our products for us, and our business is subject to the risk that these subcontractors fail to make timely delivery. Our products and services are also from time to time used as components of the products and services of other manufacturers. We are therefore subject to the risk that manufacturers that integrate our products or services into their own products or services are unable to acquire essential supplies and services from third parties in a timely fashion. If this occurs, we may not be able to deliver our products on a timely basis and our revenues may decline.

Our customers may claim that the products we sold them were defective and if our insurance is not sufficient to cover a claim, we would be liable for the excess.

Like any manufacturer, we are and always have been exposed to liability claims resulting from the use of our products. We maintain product liability insurance to cover us in the event of liability claims, and as of September 28, 2009, no such claims have been asserted or threatened against us. However, our insurance may not be sufficient to cover all possible future product liabilities.

We would be liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment.  From time to time, we use hazardous materials in our operations. Although we believe that we are in compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.

Our quarterly financial results vary quarter to quarter which may adversely affect our stock price. As a result, we cannot predict with a high degree of certainty our operating results in any particular fiscal quarter.

Our quarterly operating results may vary significantly depending upon factors such as:

•            the timing of completion of significant orders;

•            the timing and amount of our research and development expenditures;

•            the costs of initial product production in connection with new products;

•            the timing of new product introductions — both by us and by our competitors;

•            the timing and level of market acceptance of new products or enhanced versions of our existing products;

•            our ability to retain existing customers and customers’ continued demand for our products and services;

•            our customers’ inventory levels, and levels of demand for our customers’ products and services; and

•            competitive pricing pressures.

We may not be able to grow or sustain revenues or achieve or maintain profitability on a quarterly or annual basis and levels of revenue and/or profitability may vary from one such period to another.

We have a number of large, well-financed competitors who have research and marketing capabilities that are superior to ours.

The industries in which we compete are highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have. Other companies, some with greater experience in the telecommunications, optics, semiconductor or medical products industries, are seeking to produce products and services that compete with our products and services.

Risks Related to Our Stock

Trading in our common stock is limited and the price of our common stock may be subject to substantial volatility.

Our common stock was delisted from the NASDAQ Capital Market at the opening of business on December 27, 2005, and is now traded on the Over-The-Counter Bulletin Board, or OTCBB, under the ticker symbol “PEYE.OB,” where we expect our common stock to remain for the near future. Broker-dealers often decline to trade in OTCBB stocks given the market for such securities is often limited, the stocks are more volatile and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline.

Additionally, the price of our common stock may be volatile as a result of a number of factors, including, but not limited to, the following:

•                  our ability to successfully conceive and to develop new products and services to enhance the performance characteristics and methods of manufacture of existing products;

•                  our ability to retain existing customers and customers’ continued demand for our products and services;

•                  the timing of our research and development expenditures and of new product introductions;

•                  the timing and level of acceptance of new products or enhanced versions of our existing products; and

•                  price and volume fluctuations in the stock market at large which do not relate to our operating performance.

“Penny stock” rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Trading in our securities is subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future.  The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.  In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.  The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

We are contractually obligated to issue shares in the future, diluting your interest in us.

As of June 30, 2009, there were approximately 93,178 shares of our common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $16.17 per share. An additional 135,898 shares of our common stock are reserved for issuance under our 2006 Equity Incentive Plan as of May 22, 2009. Also outstanding as of June 30, 2009 are warrants for the issuance of an additional 898,621 shares of our common stock, at a weighted average exercise price of $4.18 per share. The foregoing information gives effect to a 1 for 25 reverse stock split effective December 11, 2008. Moreover, we expect to issue additional shares and options to purchase shares of our common stock to compensate employees, consultants and directors, and we may issue additional shares to raise capital. Any such issuances will have the effect of further diluting the interest of the holders of our securities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  You should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Risk Factor” section. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders.  We will not receive proceeds from the sale or other disposition of shares of common stock being sold by our selling stockholders.  However, we may receive proceeds from the exercise of warrants. We cannot predict when or if the warrants will be exercised.  It is possible that the warrants may expire and may never be exercised.  If we receive proceeds from the exercise of warrants, we intend to use the proceeds for working capital.

SELLING SECURITY HOLDERS

Based upon information available to us as of May 22, 2009, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this registration statement and the number and percent of outstanding shares that the selling stockholders will own, assuming all of the shares are sold. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.  As used in this prospectus, “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Selling Security Holder	Ownership Before Offering (1)	Percentage of Outstanding Shares Owned Prior to Offering (2)	Number of Shares Offered	Number of Shares Owned After Offering (3)	Percentage of Outstanding Shares Owned After Offering (3)

Special Situations Fund III QP, L.P. (4)(5)	1,591,133	71.9%	437,928	715,277	53.4%

Special Situations Private Equity Fund, L.P. (4)(6)	1,591,133	71.9%	437,928	715,277	53.4%

Arnold Schumsky (7)	140,339	13.8%	77,310	63,029	5.3%

LaPlace Group LLC (8)	39,273	13. %	7,273	32,000	3.1%

* All information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

(1) Includes common stock beneficially owned, including shares being registered by this prospectus.

(2) Based on 1,018,411 shares outstanding as of May 22, 2009.

(3) These numbers assume the selling stockholders sell all of their shares being registered in this registration statement subsequent to the completion of the offering.

(4) MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP, the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above.

(5) The shares being registered for Special Situations Fund III QP, L.P. are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $275,000 issued in exchange for $275,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 145,200 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 220,000 shares of our common stock and matures on June 25, 2010.  Additionally, we are registering 72,728 of the 232,728 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(6) The shares being registered for Special Situations Private Equity Fund, L.P. are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $275,000 issued in exchange for $275,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 145,200 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 220,000 shares of our common stock and matures on June 25, 2010.  Additionally, we are registering 72,728 of the 232,728 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(7) The shares being registered for Arnold Schumsky are issuable upon exercise of Warrants and conversion of a 10% Senior Secured Convertible Note with a face value of $50,000, as part of a private placement that closed June 25, 2008.  The Warrants are exercisable at $1.75 per share to purchase 26,400 shares of our common stock and expire on June 25, 2015, subject to extension.  The Note is convertible at a rate of $1.25 into 40,000 shares of our common and matures on June 25, 2010.  Additionally, we are registering 10,910 of the 34,910 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

(8) Reuven Dessler, as managing member for LaPlace Group LLC, has voting and dispositive control over the shares.  We are registering 7,273 of the 23,273 shares issuable upon conversion of a warrant with an exercise price of $5.50 per share and expiration date of February 1, 2012.  The number of shares issuable under the warrant increased as a result of anti-dilution provisions in the warrant being triggered on June 25, 2008.

Net Proceeds from the Sale of the Notes

The net proceeds to our Company from the sale of the Notes in the June 25, 2008 transaction were $600,000.

Total Possible Payments to all Selling Stockholders and their Affiliates in the First Year Following the Sale of the Notes

During the first year following the sale of the Notes, there are no payments due to the selling stockholders and their affiliates.  The Notes are not due until the maturity date of June 25, 2010 and they are not prepayable or redeemable prior to that date.  A holder may elect to convert some or the entire Note and accrued but unpaid interest with respect to such portion to be converted into shares of our common stock prior to the maturity date.  Notwithstanding the foregoing, upon the occurrence of an event of default, all unpaid principal and accrued interest under the Note may become immediately due and payable.

Payments Made or to be Made in Connection with the June 25, 2008 Financing to Participating Selling Stockholders and their Affiliates (1)

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the June 25, 2008 transaction that we have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Payments Under Purchase Agreement
Expenses paid to investors’ counsel for legal fees and expenses (2)	$33,048

Payments Under 10% Senior Secured Convertible Note
Interest assuming Notes are held in full until maturity on June 25, 2010 (3)	$120,000
Liquidated damages for failure to pay outstanding amounts when due (4)(5)	—
Expenses in the event of default (4)(6)	—

Payments Under Warrants
Buy-in payment (4)(7)	—

Payments Under Registration Rights Agreement
Liquidated damages for failure to have registration statement filed by December 15, 2008 (8)	—
Liquidated damages for failure to file or amend a registration statement to include anti-dilution shares that may become due to holders under the Note or Warrant (4)(9)	—
Liquidated damages for failure to file a shelf registration statement to include registrable securities and anti-dilution shares, if any (4)(10)	—
Liquidated damages for failure to have registration statement effective by the required deadline (11)	$21,400
Indemnification of investors (4)(12)	—

(1)              All payments due to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. will be made to the funds themselves. MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP, the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds.

(2)              We agreed to pay the reasonable fees and expenses, not to exceed $35,000, of counsel to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. Such expenses were to be paid on demand. In addition, we agreed to reimburse the investors upon demand for all reasonable out-of-pocket expenses incurred by the investors, including without limitations, reimbursement of attorneys’ fees and disbursements, in connection with any amendment, modification or waiver of the Purchase Agreement or any other agreement entered into in connection with this financing transaction.

(3)               Interest accrues on the Notes at a rate of 10% per year and will accrue on the unpaid principal balance of the Notes outstanding until the Notes are converted into shares of our common stock or paid in full. The interest is payable upon the earlier of conversion or maturity of the Notes. The Notes are due June 25, 2010.

(4)               We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be. This is a potential payment that we may or may not incur.

(5)               In the event that any amount due under the Notes is not paid when due, such overdue amount shall bear interest at an annual rate of 15% until paid in full. In no event may any interest charged, collected or reserved under the Notes exceed the maximum rate permitted by law.

(6)               If an event of default occurs, we agreed to pay to the holder the reasonable attorneys’ fees and disbursements and all other reasonable out-of-pocket costs incurred by the holder in order to collect amounts due and under the Notes or otherwise to enforce the holders’ rights and remedies to which they are entitled.

(7)               If we do not deliver a certificate representing the shares issuable upon the due exercise of the Warrant by the holder within three business days and prior to the time such certificate is received by the holder, the holder, or any third party on behalf of the holder or for the holder’s account, purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of shares represented by such certificate, referred to as a “Buy-In,” then we must pay in cash to the holder (for costs incurred either directly by such holder or on behalf of a third party) the amount by which the total purchase price paid for the common stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such holder as a result of the sale to which such Buy-In relates.

(8)               Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following December 15, 2008 for which we did not have this registration statement filed with the SEC. We filed the registration statement two days late, however the Note holders agreed to waive the liquidated damages.

(9)               Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the 30th day after the obligation arises.

(10)        Investors will be entitled to pro rata payments in an amount equal to 1% of the aggregate amount invested by each investor attributable to those registrable securities that remain unsold at that time for each 30-day period or pro rata portion thereof following the day the obligation to file a shelf registration statement arises.

(11)        Investors will be entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the date the registration statement should have been effective. As of June 30, 2009, we would be required to pay approximately $21,400.

(12)        We have agreed to indemnify the investors for any losses, claims, damages or liabilities they may incur as a result of any untrue statement of material fact in any registration statement; any blue sky application or document filed in any state; an omission to state a material fact in a blue sky application or other document necessary to make the statements therein not misleading; any violation by our Company or our agents of any rule or regulation promulgated under the Securities Act of 1933 relating to action or inaction required of our Company in connection with such registration other than any violation resulting from our compliance with our obligations related to Rule 415 as set forth in the Registration Rights Agreement; or any failure to register or qualify the securities included in the registration statement in any state where we have undertaken or agreed to undertake such registration or qualification on an investor’s behalf. We will not be liable to the extent any loss, claim or damage or liability arises out of or is based upon an untrue statement made in conformity with information provided by such investor in writing for use in this registration statement.

Company’s Intention and Ability to Satisfy its Obligations to Selling Stockholders

We have the intention, and a reasonable basis to believe, we will have the financial ability to make payments on the outstanding Notes and Warrants, both in cash and shares of our common stock, if any. We have duly accounted for such payments as part of our strategic plan.

Existing Short Positions by Selling Stockholders

Based upon information provided by the selling stockholders, we have a reasonable belief no selling stockholders currently have a short position in our common stock.

Relationships and Arrangement with Selling Stockholders, Affiliates and Parties with Whom Any Selling Stockholders Have Contractual Relationships

As of May 22, 2009, in addition to the information provided in the Prospectus Summary of the Transaction, in the past three years, we have had the following relationships or arrangements with the selling stockholders, affiliates of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the June 25, 2008 transaction:

On April 13, 2006, we entered into a Purchase Agreement with institutional and other accredited investors pursuant to which we sold an aggregate of 338,000 shares of our common stock at a price of $6.25 per share.  One of these investors, Joel Pitlor, is also a member of our board of directors.  Mr. Pitlor purchased 80,000 shares in the April 2006 private placement.  As part of the April 2006 private placement, we agreed with the investors, including Mr. Pitlor, to file a registration statement with the SEC within ten days after the closing of the private placement to register the resale of the shares of common stock. We also agreed to keep the registration statement effective until the earlier of (i) two years after the date of the closing date, (ii) the date on which the shares may be resold by the purchasers without registration by reason of Rule 144 under the Securities Act of 1933 or any other rule of similar effect, or (iii) such time as all shares purchased by such stockholders have been sold.  The registration statement covering the shares issued in the April 2006 private placement was declared effective by the SEC on August 14, 2006.

Method for Determining the Number of Shares Being Registered Hereunder Relating to the June 25, 2008 Private Placement

As negotiated among us and the investors, pursuant to terms of the transaction documents entered into by the parties to the June 25, 2008 financing, we are registering the exact number of:

•                  All shares issuable upon the conversion of an aggregate of $600,000 principal amount of the Notes issued in the June 25, 2008 financing transaction.  The Notes are convertible at a rate of $1.25 and therefore we must register an aggregate of 480,000 shares underlying these Notes.

•                  An aggregate of 316,800 shares of common stock issuable upon the exercise of warrants issued in the June 25, 2008 financing transaction.

Method for Determining the Number of Shares Being Registered Hereunder Relating to the Warrants Issued in the February 1, 2007 Private Placement as a Result of Anti-Dilution

As negotiated among us and the investors, pursuant to the terms of the transaction documents entered into by the parties to the February 1, 2007 financing, we are registering the exact number of:

•                  An aggregate of 163,639 shares of common stock issuable upon the exercise of warrants issued in the February 1, 2007 private placement.  Initially, 400,000 shares underlying these warrants were registered in a registration statement that was declared effective by the SEC on March 23, 2007.  The warrants had an initial exercise price of $8.00 per share.  Pursuant to the terms of the warrant agreement, if we issue convertible securities or warrants with an exercise price less than the current exercise price of the warrants issued in the February 1, 2007 private placement, we are required to adjust the exercise price accordingly.  As a result of the June 25, 2008 transaction, the exercise price of the February 1, 2007 warrants was reduced from $8.00 to $5.50 per share.  In addition, pursuant to the warrant agreement, upon any adjustment to the exercise price, the number of shares issuable upon exercise of the warrants must also be adjusted by multiplying such number by a fraction, the numerator of which is the exercise price immediately prior to the adjustment ($8.00 per share) and the denominator of which is the exercise price immediately after the adjustment ($5.50 per share).  Therefore, we multiplied the number of shares that could be acquired by each holder by $8.00/$5.50, or 1.45455.  The following table demonstrates how we determined the number of additional shares underlying the warrants issued on February 1, 2007 to register in the current registration statement as a result of anti-dilution provisions in the warrants:

Selling Stockholder	Number of common shares underlying warrants issued on February 1, 2007 and registered in a previous registration statement	Total number of common shares underlying warrants issued on February 1, 2007, as adjusted for anti-dilution triggered by June 25, 2008 transaction (1)	Number of shares to be included on subsequent registration statement pursuant to Registration Rights Agreement, dated February 1, 2007 (2)
Special Situations Fund III QP, L.P.	160,000	232,728	72,728
Special Situations Private Equity Fund, L.P.	160,000	232,728	72,728
Arnold Schumsky	24,000	34,910	10,910
Joel Pitlor	40,000	58,182		(3)
LaPlace Group LLC	16,000	23,273	7,273

TOTAL	400,000	581,821	163,639

All amounts included in the above table have been retroactively adjusted to reflect a 1 for 25 reverse stock split, effective December 11, 2008.

(1)	Determined by multiplying the number of shares underlying the February 1, 2007 private placement warrants by 1.45455. Fractional amounts are rounded to the nearest whole share.
(2)

Determined by subtracting the number of shares underlying warrants issued on February 1, 2007 from the total shares issuable upon exercise of the warrants, as adjusted for anti-dilution triggered on June 25, 2008.

(3)

The 18,182 shares of common stock underlying warrants issued to Mr. Pitlor as a result of the June 25, 2008 transaction are not being registered in this registration statement. Mr. Pitlor has orally agreed to waive his registration rights with respect to these shares. We believe Mr. Pitlor’s waiver will extend as long as it is in the best interests of our Company to delay the registration of Mr. Pitlor’s shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales effected after the date the registration statement, of which this prospectus is a part, is declared effective by the SEC;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; or

•                  any other method permitted by law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, or (ii) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Articles of Organization and By-laws, each as amended, is only a summary. You should also refer to our Articles of Organization, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our By-laws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no rights under our Articles of Organization or our By-laws regarding dividends unless and until dividends are declared by the board of directors, nor do they have any rights under our Articles of Organization or our By-laws regarding preemption rights. The outstanding shares of common stock are fully paid and non-assessable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our subsidiaries, nor was any such person connected with us or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DESCRIPTION OF BUSINESS

History

We incorporated in Massachusetts in December 1982 and have been publicly-owned since November 1990. References to our Company contained herein include our two wholly-owned subsidiaries, Precise Medical, Inc. and Wood’s Precision Optics Corporation, Limited, except where the context otherwise requires.

Our Business

We have been a developer and manufacturer of advanced optical instruments since 1982.  We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1 millimeter, or mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a line of world-class 3-D endoscopes for use in minimally invasive surgical procedures. We are registered to the ISO 9001:2000, ISO 13485:2003, and Canadian Medical Devices Conformity Assessment System, or CMDCAS, Quality Standards, and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products. Our website is www.poci.com. Information contained on our website does not constitute part of this prospectus.

Principal Products and Services and Methods of Distribution

Medical Products: Endoscopes and Image Couplers.  Since 1982, we have manufactured medical products such as endoscopes, as well as image couplers, beamsplitters and adapters, all of which are used as accessories to endoscopes. We have developed and sold endoscopes incorporating various optical technologies for use in a variety of minimally invasive surgical and diagnostic procedures. Our current line of specialized endoscopes include arthroscopes, which are used in joint surgery, laryngoscopes, which are used in the diagnosis of diseases of the larynx, laparoscopes, which are used in abdominal surgery, ENT scopes, which are used for ear, nose and throat procedures, and stereo endoscopes and cameras, which are used in cardiac and general surgery and enable surgeons to visualize the surgical field in 3-D imagery.

We produce autoclavable endoscopes for various applications, which are CE mark certified for European use, and have been designed and tested to withstand sterilization by autoclave, which is sterilization in a superheated steam under pressure, as well as all other commonly used medical sterilization means. The major benefits of instruments that can be autoclaved include increased patient safety, quick turnaround, and elimination of hazardous sterilant and by-product materials, all of which provide increased value to the user compared to alternative sterilization methods.

Since 1985, we have developed, manufactured and sold a proprietary product line of instrumentation to couple endoscopes to video cameras. Included in this product line are imaging couplers. For example, the Series 200 Parfocal Zoom Couplers and the Series 950 Universal Couplers physically connect the endoscope to a video camera system and transmit the image viewed through the scope to the video camera. Our Series 800 Beamsplitters perform the same function while preserving for the viewer an eye port for direct, simultaneous viewing through the endoscope. These devices are sold primarily to endoscope and video camera manufacturers and suppliers for resale under our customers’ names. All of the image couplers and beamsplitters that we manufacture are approved for surgery-approved sterilization. We believe we are one of only a few manufacturers of autoclavable image couplers worldwide.

Medical Products: Next Generation Lenslock TM Endoscopes. We continue to develop and ship our next generation endoscopes that incorporate our leading proprietary Lenslock TM technology (patent pending). Since December 2005, we have shipped over 400 ENT endoscopes with diameter of 2.7 mm that incorporate Lenslock TM technology. We recently completed prototypes of our 4 mm Lenslock TM sinuscope, and 5 mm Lenslock TM laproscope, and are actively pursuing development of our new 4 mm Lenslock TM wide field arthroscope. We believe that Lenslock TM technology has advantages over competitive products due to the ease of manufacture and repair, superior image quality, significant cost effectiveness and quality of repair.  Further, we believe that incorporating this into our endoscope product line could lead to increased sales of this product.

Medical Products: Sub-millimeter Optics and Endoscopes. Utilizing recently developed proprietary techniques, including patent pending micro-precision TM lens fabrication technology, we design and manufacture ultra-small lenses, prisms and assemblies with sizes as small as 0.2 mm. Assemblies range in complexity from the combination of two lens elements to entire imaging systems utilizing multiple micro-optical elements in combination with larger, conventional optics. Developments in medical procedures requiring minimally invasive visualization in very small spaces, in such specialties as spinal surgery, neurosurgery, cardiothoracic surgery, cardiology and pulmonology, have led to products requiring lenses and endoscopes as small as 0.2 millimeters in diameter.

Utilizing our proprietary technology, we currently manufacture a number of products with length and/or diameter less than 1 mm and are actively expanding our product line in this area.

Medical Products: Custom Design and Device Production. We design prototypes and manufacture custom optical medical products to satisfy our customers’ specific requirements. During fiscal year 2007, we completed development and began shipments of an advanced surgical visualization system to a significant new customer. We have received initial follow-on orders for delivery in fiscal year 2009.  The size and extent of future follow-on orders will depend on market acceptance and other considerations.

Industrial Products. In addition to our medical products, we also sell components and assemblies such as image couplers and beamsplitters specially designed for industrial use, including the video-monitored examination of a variety of industrial cavities and interiors, as well as specialized borescopes for industrial applications. Utilizing micro-precision TM technology, we also design and manufacture sub-millimeter optical components and assemblies for industrial use.

Night Vision Optics. We continue to pursue a partnership effort for the proprietary development of a new class of color night vision devices including a new patent-pending eyepiece lens. With a second round of prototypes nearing completion, it is expected that the product incorporating our new night vision lenses will be evaluated by the U.S. government in the near future. We cannot control the timing of current evaluations and cannot therefore predict when, if ever, these night vision lenses might begin to generate revenue.

Optical System Design and Development Services. We are able to provide customers with advanced lens design, imaging analysis, optical system design, structural design and analysis, prototype production and evaluation, optics testing, and optical system assembly. Some of our efforts have led to optical system production business for our Company, and we believe our prototype development service may lead to new product production from time to time.

Competition and Markets

We sell our products in a highly competitive market and we compete for business with both foreign and domestic manufacturers. Many of our current competitors are larger and have substantially greater resources than we do. In addition, there is an ongoing risk that other domestic or foreign companies who do not currently service or manufacture products for our target markets, some with greater experience in the optics industry and greater financial resources than we have, may seek to produce products or services that compete directly with ours.

We believe that competition for sales of our medical products and services, which have been principally sold to medical device companies who incorporate our products into their systems, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive pricing. We market and sell our endoscopes to customers for incorporation into their own product lines and for resale under their own name. A number of domestic and foreign competitors also sell endoscopes to these customers and our share of the endoscope market is nominal. We believe that, while our resources are substantially more limited than those of our competitors, we can compete successfully in this market on the basis of product quality, price, delivery and innovation.

We currently sell our image couplers, beamsplitters and adapters to a market that consists of approximately 30 to 35 potential customers who manufacture and sell video cameras, endoscopes and video-endoscopy systems. In the past, we have been successful in marketing and selling our products to approximately two-thirds of these customers, and currently estimate that we maintain approximately 20% to 30% of the market share in these products. We plan to continue to focus our sales and marketing efforts in this area, and to work to increase our market share. However, a challenge we face is customers’ own in-house capabilities to manufacture such products.  We estimate that approximately 50% of the market demand for image couplers, beamsplitters and adapters is met by these “captive” facilities. In general, and despite in-house capacity, we believe that many customers continue to purchase products from us in order to devote their own technical resources to their primary products, such as cameras or endoscopes.

Marketing

In May 2006, we initiated efforts to update our sales and marketing activities.  As part of these efforts, we generated new marketing materials for recently developed products, including a newly designed website, www.poci.com.  Since initiating these efforts, we have taken a much more comprehensive view of trade show opportunities, targeting those with specific relevance to recently developed products. Coupled with the recently renewed efforts for select key trade show attendance by our Chief Scientific Officer as well as our overall sales and marketing staff, we believe we have a greater opportunity to reach and follow up a broader customer base than we have previously been able to achieve. These efforts have contributed to recent year-over-year revenue increases, and continue to generate prospects for our leading technologies including, Lenslock TM, micro-precision TM, and custom applications of our core optical capabilities. This includes renewed interest in some of our well-developed products such as our “classic” autoclavable endoscopes and endocouplers, as well as new applications with our micro (fiberoptic) endoscopes.

International Business

We have had negligible direct export sales to date. However, our medical products have received the CE Mark Certification, which permits sales into the European marketplace. We may establish or use production facilities overseas to produce key components for our business, such as lenses. Since the 1990s we have maintained a Hong Kong subsidiary to support business and quality control activities as required throughout Asia. We believe that the cost savings from such production may be essential to our ability to compete on a price basis in the medical products area particularly and to our profitability generally.

Research and Development

We believe that our future success depends to a large degree on our ability to continue to conceive and develop new optical products and services to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to seek to obtain product-related design and development contracts with customers and to invest our own funds on research and development.  We spent $737,791 and $757,852 of our own funds on research and development, net of reimbursements billed to customers of $181,105 and $224,107 during fiscal years 2009 and 2008, respectively.

We are currently incorporating our Lenslock TM technology (patent pending) into our line of endoscopes. This proprietary technology ensures lower cost, easier reparability and enhanced durability. We are also aggressively pursuing the design, development and manufacture of ultra-small instruments, some with lenses less than one millimeter in diameter, utilizing its micro-precision TM lens technology (patent pending).

Raw Materials and Principal Suppliers

The basic raw material of the majority of our product line is precision grade optical glass, which we obtain from a few suppliers, principally SCHOTT North America, Inc. and Ohara Corporation. For optical thin film coatings, the basic raw materials we utilize are metals and dielectric compounds, which we obtain from a variety of chemical suppliers. Certain of the thin film coatings utilized in our products are currently procured from an outside supplier, but most thin film coatings are produced in-house. We believe that our demand for these raw materials and thin film coating services is small relative to the total supply, and that the materials and services required for the production of our products are currently available in sufficient production quantities and will be available for fiscal year 2010. We believe, however, that there are relatively few suppliers of the high quality lenses and prisms, which our endoscopes require. In response, we have established our own optical shop for producing ultra-high quality prisms, micro-optics and other specialized optics for a variety of medical and industrial applications.

Patents and Trademarks

We rely, in part, upon patents, trade secrets and proprietary knowledge as well as personnel policies and employee confidentiality agreements concerning inventions and other creative efforts to develop and to maintain our competitive position. We do not believe that our business is dependent upon any patent, patent pending or license, although we believe that trade secrets and confidential know-how may be important to our scientific and commercial success.

We plan to file for patents, copyrights and trademarks in the United States and in appropriate countries to protect our intellectual property rights to the extent practicable. We hold the rights to several United States and foreign patents and have several patent applications pending, including those for our new generation of 3-D endoscopes, our Lenslock TM endoscope technology and our innovative micro-precision TM lens technology. These patents have expiration dates ranging from March 2015 to June 2028.  We are not aware of any infringements of our patents. We plan to protect our patents from infringement in each instance where we determine that doing so would be economical in light of the expense involved and the level and availability of our financial resources. While we believe that our pending applications relate to patentable devices or concepts, these patents may not be issued and we may not be able to successfully defend these patents or effectively limit the development of competitive products and services.

Employees

As of June 30, 2009, we had 28 employees, 19 of which were full-time employees. There were 16 employees in manufacturing, 6 in engineering/research and development, 1 in sales and marketing and 5 in finance and administration.  We are not a party to any collective bargaining agreements.  We believe our relations with our employees are good.

Customers

Revenues from our largest customers, as a percentage of total revenues, for fiscal years 2009 and 2008 were as follows:

	2009	2008
Customer A	23%	11%
Customer B	22	25
Customer C	20	20
Customer D	11	8
All Others	24	36
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2009 and 2008. At June 30, 2009, receivables from our largest customers were 32%, 21%, 19% and 13% of the total accounts receivable.

Environmental Matters

Our operations are subject to a variety of federal, state and local laws and regulations relating to the discharge of materials into the environment or otherwise relative to the protection of the environment. From time to time, we use a small amount of hazardous materials in our operations. We believe that we comply with all applicable environmental laws and regulations.

Government Regulations on the Business

Domestic Regulation. We currently develop, manufacture and sell several medical products, the marketing of which is subject to governmental regulation in the United States. Medical devices are regulated in the United States by the Food and Drug Administration, or FDA, and, in some cases, by certain state agencies. The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, promotion and distribution of medical devices in the United States. Generally, medical devices require clearance or approval prior to commercial distribution. Additionally, certain material changes to, and changes in intended use of, medical devices also are subject to FDA review and clearance or approval. Non-compliance with applicable requirements can result in failure of the FDA to grant pre-market clearance or approval, withdrawal or suspension of approval, suspension of production, or the imposition of various other penalties.

We notified the FDA of our intent to market our endoscopes, image couplers, beamsplitters, adapters and video ophthalmoscopes, and the FDA has determined that we may market such devices, subject to the general controls provisions of the Food, Drug and Cosmetic Act. We obtained this FDA permission without the need to undergo a lengthy and expensive approval process due to the FDA’s determination that such devices meet the regulatory standard of being substantially equivalent to an existing approved device.

In the future, we plan to market additional endoscopes and related medical products that may require the FDA’s permission to market such products. We may also develop additional products or seek to sell some of our current or future medical products in a manner that requires us to obtain the permission of the FDA to market such products, as well as the regulatory approval or license of other federal, state and local agencies or similar agencies in other countries. The FDA has authority to conduct detailed inspections of manufacturing plants in order to assure that “good manufacturing practices” are being followed in the manufacture of medical devices, to require periodic reporting of product defects to the FDA and to prohibit the sale of devices which do not comply with law.

Foreign Requirements. Sales of medical device products outside the United States are subject to foreign regulatory requirements that may vary from country to country. Our failure to comply with foreign regulatory requirements would jeopardize our ability to market our products in foreign jurisdictions. The regulatory environment in the European Union for medical device products differs from that in the United States. Medical devices sold in the European Economic Area must bear the CE mark. Devices are classified by manufacturers according to the risks they represent, with a classification of Class III representing the highest risk devices and Class I representing the lowest risk devices. Once a device has been classified, the manufacturer can follow one of a series of conformity assessment routes, typically through a registered quality system, and demonstrate compliance to a “European Notified Body.” The CE mark may then be applied to the device. Maintenance of the system is ensured through annual on-site audits by the notified body and a post-market surveillance system requiring the manufacturer to submit serious complaints to the appropriate governmental authority. All of our medical products are CE mark certified.

DESCRIPTION OF PROPERTY

We conduct our domestic operations at two facilities in Gardner, Massachusetts. The main Gardner facility is leased from a corporation owned by an individual who is one of our officers and serves on our board of directors. The lease terminated in December 1999 and we are currently a tenant-at-will. We rent the other Gardner facility on a month-to-month basis. We rent office space in Hong Kong for sales, marketing and supplier quality control and liaison activities of our Hong Kong subsidiary.

We believe these facilities are adequate for our current operations and adequately covered by insurance. Significant increases in production or the addition of significant equipment additions or manufacturing capabilities in connection with the production of our line of endoscopes, optical thin films and other products may; however, require the acquisition or lease of additional facilities. We may establish production facilities domestically or overseas to produce key assemblies or components, such as lenses, for our products. Overseas facilities may subject us to the political and economic risks associated with overseas operations. The loss of or inability to establish or maintain such additional domestic or overseas facilities could materially adversely affect our competitive position and profitability.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “PEYE.OB.” The following table sets forth the high and low bid prices for our common stock for each quarter during the last two fiscal years and the subsequent interim period as quoted on the OTCBB. Such OTCBB market quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions. All prices have been adjusted to reflect a 1 for 25 reverse stock split, effective December 11, 2008.

	High	Low
For the Fiscal Year Ended June 30, 2009
First Quarter ended September 30, 2008	$3.25	$1.00
Second Quarter ended December 31, 2008	$2.25	$0.10
Third Quarter ended March 31, 2009	$1.01	$0.16

For the Fiscal Year Ended June 30, 2008
First Quarter ended September 30, 2007	$10.00	$5.00
Second Quarter ended December 31, 2007	$8.75	$3.00
Third Quarter ended March 31, 2008	$6.00	$2.75
Fourth Quarter ended June 30, 2008	$5.00	$2.50

For the Fiscal Year Ended June 30, 2007
First Quarter ended September 30, 2006	$12.25	$6.25
Second Quarter ended December 31, 2006	$12.25	$6.25
Third Quarter ended March 31, 2007	$15.00	$8.00
Fourth Quarter ended June 30, 2007	$12.50	$8.00

Holders

As of December 24, 2009, we had approximately 101 holders of record of our common stock.  Holders of record include nominees who may hold shares on behalf of multiple owners.

Dividends

We have not declared any dividends during the last two fiscal years and through the quarter ended September 30, 2009.  At present, we intend to retain our earnings, if any, to finance research and development and expansion of our business.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2009, regarding our compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.  Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	93,178	$16.17	135,898
Equity compensation plans not approved by security holders	—	—	—
Total	93,178	$16.17	135,898

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, positions, and offices or employments for the past five years of our directors and executive officers:

NAME	AGE	POSITION
Richard E. Forkey	69	President, Chief Executive Officer, Treasurer and Chairman
Joseph N. Forkey	41	Executive Vice President, Chief Scientific Officer and Director
Jack P. Dreimiller	61	Senior Vice President, Finance, Chief Financial Officer and Clerk
Joel R. Pitlor	71	Director
Donald A. Major	48	Director
Richard Miles	66	Director

BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS

Richard E. Forkey has been our President, Chief Executive Officer, Treasurer, and the Chairman of our board of directors since he founded our Company in 1982. He was the Clerk of the Company from May 1983 to June 1990.

Dr. Joseph N. Forkey, son of Richard E. Forkey, has been our Executive Vice President and Chief Scientific Officer since April 2006 and served as our Chief Scientist from September 2003 to April 2006. In April 2006, Dr. Forkey was appointed to serve as a director on our board. Since joining our Company, he has been involved in our general technical and management activities, as well as investigations of opportunities that leverage our newly developed technologies. Dr. Forkey holds B.A. degrees in Mathematics and Physics from Cornell University, and a Ph.D. in Mechanical and Aerospace Engineering from Princeton University. Prior to joining us, Dr. Forkey spent seven years at the University of Pennsylvania Medical School as a postdoctoral fellow and research staff member.

Jack P. Dreimiller has been our Senior Vice President, Finance, Chief Financial Officer and Clerk since August 15, 2008 and also served as our Senior Vice President, Finance and Chief Financial Officer from April 1992 until June 2005 and our Clerk from January 1998 until June 2005. Since June 2005, he has served as an independent consultant serving various roles as financial/accounting executive, including interim Chief Financial Officer, for a number of companies. From June 2005 to December 2005, he was an independent consultant to our Company.

Joel R. Pitlor has served as a director on our board since June 1990. Since 1979, Mr. Pitlor has been President of J.R. Pitlor, a management consulting firm that provides strategic business planning, which Mr. Pitlor founded. Mr. Pitlor has provided business planning consultation to our Company since 1983.

Donald A. Major has served as director on our board since August 2005. Since October 2007, Mr. Major has been an independent consultant where he most recently is providing companies with interim management, turnaround, restructuring and reorganization services, and previously represented a private equity firm in the identification, evaluation and implementation of corporate investment opportunities.  From October 2006 to May 2007, Mr. Major served as Vice President of Corporate Development of Advanced Duplication Services LLC.  From February 2002 to late 2008, Mr. Major served as Vice President and Treasurer of Anderson Entertainment, LLC (formerly Digital Excellence LLC).

Richard Miles has served as a director on our board since November 2005. Since 1972, Professor Miles has been a member of the faculty at Princeton University and serves as the Director of the Applied Physics Group in Princeton University’s Mechanical and Aerospace Engineering Department.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation for the last two completed fiscal years ended June 30, 2009 and 2008 awarded to, earned by, or paid to our Principal Executive Officer, Vice President and Chief Scientific Officer and one of our employees, referred to herein as the “Named Executive Officers.” No other executive officer or employee earned over $100,000 in the last completed fiscal year.

Summary Compensation Table for the Fiscal Years Ended June 30, 2009 and 2008

Name and principal position (a)	Year June 30, (b)	Salary ($) (c)		Bonus ($) (d)	Stock awards ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation ($) (g)	Non-qualified deferred compensation earnings ($) (h)	All other compensation ($) (i)		Total ($) (j)

Richard E. Forkey
President, Principal Executive	2009	$195,000	(4)	0	0	0	0	0	$22,162	(1)(2)	$217,162
Officer and Treasurer	2008	$195,000	(4)	0	0	0	0	0	$24,547	(1)(2)	$219,547

Joseph N. Forkey
Executive Vice President and	2009	$120,000	(4)	0	0	0	0	0	$-0-		$120,000
Chief Scientific Officer	2008	$120,000	(4)	0	0	0	0	0	$1,200	(3)	$121,200

Richard G. Cyr	2009	$119,025		0	0	0	0	0	$-0-		$119,025
Optical Shop Manager	2008	$117,027		0	0	0	0	0	$1,236	(3)	$118,263

(1)           Includes car expense of $2,100 for 2009 and $2,100 for 2008.

(2)           Includes premiums for a life insurance policy and a disability insurance policy of $18,162 for 2009 and $18,579 for 2008, and $1,968 for our Company’s matching contribution to the Profit Sharing and 401(k) Plan for 2008.

(3)           Represents our Company’s matching contribution to the Profit Sharing & 401(k) Plan.

(4)           Based on new compensation arrangements approved by the Board of Directors on April 15, 2008 for the President and for the Chief Scientific Officer, $163,848 and $12,000, respectively, of these amounts were deferred in 2009 and $66,883 and $923, respectively, were deferred in 2008, and will be paid in the form of restricted stock that will be subject to future performance based vesting.

Narrative to Summary Compensation Table

Employment Contracts and Termination of Employment Arrangements

On April 15, 2008, the Board of Directors approved new compensation arrangements for Richard E. Forkey and Joseph N. Forkey. Pursuant to these arrangements, a portion of their base salary, as detailed in the Summary Compensation Table and related footnotes, would be deferred and paid in the form of shares of our restricted common stock. The common stock will be subject to a vesting schedule based on certain performance criteria being met.

Except as described above, we have no employment contracts, agreements or arrangements in place with any Named Executive Officer. We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with our Company and its subsidiaries, or as a result of a change-in-control of our Company or a change in the Named Executive Officers’ responsibilities following a change-in-control.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of options outstanding on June 30, 2009, the last day of our most recently completed fiscal year, to each of the Named Executive Officers named in the Summary Compensation Table. Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Outstanding Equity Awards at Fiscal Year-End Table for the Fiscal Year Ended June 30, 2009

Option awards

Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)		Option exercise price ($) (e)	Option expiration date (f)

Richard E. Forkey	14,944	0		$13.75	5/9/2016
	14,944	0		$20.75	6/13/2015

Joseph N. Forkey	600	0		$13.75	5/9/2016
	11,208	0		$13.75	6/13/2015
	22,416	0		$20.75	6/13/2015

Richard G. Cyr	7,534	2,666	(1)	$13.75	5/9/2016

(1)           These options will become exercisable in equal installments on May 9, 2010 and May 9, 2011.

Narrative to Outstanding Equity Award Table

Option Grants in Last Fiscal Year

We made no individual grants of stock options to our Named Executive Officers during the fiscal year ended June 30, 2009.

Long Term Incentive Plans; Awards in Last Fiscal Year

We made no awards under any long-term incentive plan to our Named Executive Officers during the fiscal year ended June 30, 2009.

Profit Sharing and 401(k) Plan

We have a defined contribution 401(k) profit sharing plan, referred to as the “Profit Sharing and 401(k) Plan” or the “Plan.” Employer profit sharing and matching contributions to the Plan are discretionary.  No employer profit sharing contributions were made to the Plan in fiscal year 2009 or 2008. Employer matching contributions to the plan amounted to $0 and $17,473 for fiscal years 2009 and 2008, respectively.

Director Compensation

The following table sets forth all compensation paid to our directors during the fiscal year ended June 30, 2009. Information set forth herein gives effect to a 1 for 25 reverse stock split on December 11, 2008.

Director Compensation Table for the Fiscal Year Ended June 30, 2009

Name(1) (a)	Fees earned or paid in cash ($) (b)		Stock awards ($) (c)	Option awards ($) (d)		Non-equity incentive plan compensation ($) (e)	Non- qualified deferred compensation earnings ($) (f)	All other compensation ($) (g)		Total ($) (h)

Joel R. Pitlor	$500	(2)	0	$482	(4)(6)	0	0	$60,000	(5)	$60,982
Donald A. Major	$7,000	(2)(3)	0	$482	(4)(7)	0	0	0		$7,482
Richard B. Miles	$1,000	(2)	0	$482	(4)(8)	0	0	0		$1,482

(1)   This table does not include directors whose compensation is reflected in the summary compensation table.

(2)    We pay each director, who is not also an employee of our Company, $250 per board or committee meeting that the director attends and reimburse the director for travel expenses.

(3)    For his service to our Company, in his capacity as Chair of the Audit Committee, Mr. Major receives compensation of $500 per month, which is in addition to the standard compensation received by all members of the board of directors for their services.

(4)    Each of Messrs. Major, Miles and Pitlor were issued options to purchase 400 shares of our common stock at our annual meeting in November 2008. These options were immediately exercisable at a price per share of $7.75, which was the closing price of our common stock on the Over-the-Counter Bulletin Board on the date of grant. These options will remain exercisable following a director’s departure from service and expire on November 25, 2018. The amounts shown reflect the dollar amounts computed for financial statement reporting purposes for fiscal 2009 in accordance with the requirements of SFAS 123(R), excluding an estimate of forfeitures. Refer to Note 4, “Stockholders’ Equity-Stock Options,” in the Notes to the Consolidated Financial Statements included in our financial statements for the fiscal year ended June 30, 2009, for the relevant assumptions used to determine the valuation of option awards.

(5)    Mr. Pitlor is paid $60,000 per year, or $5,000 per month, for his services as a consultant to our Company. $60,000 of this amount has been deferred, and Mr. Pitlor has agreed that such fees may be paid in the form of our restricted common stock.

(6)   As of June 30, 2009, Mr. Pitlor held a total of 1,978 options to purchase shares of our common stock.

(7)   As of June 30, 2009, Mr. Major held a total of 2,000 options to purchase shares of our common stock.

(8)   As of June 30, 2009, Mr. Miles held a total of 1,600 options to purchase shares of our common stock.

2006 Equity Incentive Plan

On November 28, 2006, our stockholders approved our 2006 Equity Incentive Plan, referred to as the 2006 Incentive Plan, which succeeds our Amended and Restated 1997 Equity Incentive Plan, referred to as the 1997 Incentive Plan. No further awards have been or will be granted under the 1997 Incentive Plan. Our board of directors had previously approved the 2006 Incentive Plan, subject to the approval of the stockholders. The 2006 Incentive Plan allows for the grant of stock options to selected employees, directors and other persons who provide services to our Company or our affiliates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding our common stock owned as of the close of business on October 1, 2009 by the following persons: (i) each person who is known by us to own beneficially more than 5% of our common stock; (ii) each of our directors who beneficially own our or our subsidiaries’ common stock; (iii) each of our Named Executive Officers who beneficially own our or our subsidiaries’ common stock; and (iv) all executive officers and directors, as a group, who beneficially own our or our subsidiaries’ common stock. The information on beneficial ownership in the table and footnotes thereto is based upon data furnished to us by, or on behalf of, the persons listed in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)

AIGH Investment Partners, LLC 6006 Berkeley Avenue, Baltimore, MD 21209	190,208	(3)	18.7%

Austin W. Marxe c/o Special Situations Funds 527 Madison Avenue, Suite 2600, New York, NY 10022	1,591,337	(4)	71.9%

David M. Greenhouse c/o Special Situations Funds 527 Madison Avenue, Suite 2600, New York, NY 10022	1,591,133	(5)	71.9%

Arnold Schumsky 145 East 27th Street New York, New York 10016	138,406	(6)	12.0%

Directors and Named Executive Officers

Joseph N. Forkey c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	34,712	(7)	3.3%

Richard E. Forkey c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	42,504	(8)	4.1%

Donald A. Major c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	6,000	(9)	*

Richard B. Miles c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	5,600	(10)	*

Joel R. Pitlor c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	193,737	(11)	18.0%

Richard G. Cyr c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	7,534	(12)	*

All executive officers and directors as a group, including those named above (6 persons)	283,136	(13)	24.7%

*  Less than 1%

(1)     Represents shares with respect to which each beneficial owner listed has or will have, upon acquisition of such shares upon exercise or conversion of options, warrants, conversion privileges or other rights exercisable within sixty days, sole voting and investment power. Amounts listed have been adjusted to reflect a 1-for-25 reverse split, effective December 11, 2008.

(2)     As of November 13, 2009, we had 1,018,411 shares of our common stock issued and outstanding. Percentages are calculated on the basis of the amount of issued and outstanding common stock plus, for each person or group, any securities that such person or group has the right to acquire within 60 days following October 1, 2009 pursuant to options, warrants, conversion privileges or other rights.

(3)     Holdings as of April 13, 2006, as reported on Schedule 13D filed with the SEC on May 3, 2006 by Orin Hirschman. AIGH Investment Partners LLC and Orin Hirschman, managing member of AIGH, have shared voting and dispositive control over the shares.

(4)     Represents (i) 1,097 shares of common stock owned of record by Special Situations Cayman Fund, L.P., or SSCF, (ii) 4,181 shares of common stock owned of record by Special Situations Fund III, L.P., or SSF III, (iii) 207,699 shares of common stock owned of record by Special Situations Fund III QP, L.P., or SSF III QP, (iv) 232,728 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (v) 145,200 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (vi) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSF III QP, (vi) 160,000 shares of common stock owned of record by Special Situations Private Equity Fund, L.P., or SSPEF, (vii) 145,200 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, (viii) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSPEF, (ix) 232,728 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, and (x) 22,300 shares of common stock owned by Special Situations Technology Fund II, L.P., or SSTF II. SSCF, SSF III, SSF III QP, SSPEF and SSTF II are affiliated funds.  MGP is the general partner of the SSF III QP and the general partner of and investment adviser to SSF III. AWM is the general partner of MGP, the general partner of and investment adviser to SSFCF and the investment adviser to SSF III QP, SSCF, SSFTF II and SSPEF. Messrs. Marxe and Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above. Also includes 204 shares that may be acquired by Mr. Marxe within 60 days upon the exercise of outstanding stock options.

(5)     Represents (i) 1,097 shares of common stock owned of record by Special Situations Cayman Fund, L.P., or SSCF, (ii) 4,181 shares of common stock owned of record by Special Situations Fund III, L.P., or SSF III, (iii) 207,699 shares of common stock owned of record by Special Situations Fund III QP, L.P., or SSF III QP, (iv) 232,728 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (v) 145,200 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (vi) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSF III QP, (vii) 160,000 shares of common stock owned of record by Special Situations Private Equity Fund, L.P., or SSPEF, (viii) 145,200 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, (ix) 220,000 shares that may be acquired upon conversion of a convertible promissory note held by SSPEF, (x) 232,728 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, and (xi) 22,300 shares of common stock owned by Special Situations Technology Fund II, L.P., or SSTF II. SSCF, SSF III, SSF III QP, SSPEF and SSTF II are affiliated funds. MGP is the general partner of the SSF III QP and the general partner of and investment adviser to SSF III. AWM is the general partner of MGP, the general partner of and investment adviser to SSFCF and the investment adviser to SSF III QP, SSCF, SSFTF II and SSPEF. Messrs. Marxe and Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds listed above.

(6)     Includes 34,910 shares that may be acquired upon exercise of an outstanding warrant which is immediately exercisable, 26,400 shares that may be acquired upon exercise of an outstanding warrant which is immediately exercisable and 40,000 shares that may be acquired upon conversion of a convertible promissory note.

(7)     Represents 34,224 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options and 488 shares owned by Dr. Forkey and his wife, Heather C. Forkey, with whom he shares voting and dispositive control.

(8)     Includes 29,888 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options.

(9)     Includes 2,000 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options.

(10)  Includes 1,600 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options.

(11)  Includes 1,978 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options, and 58,182 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

(12)  Represents 7,534 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options.

(13)  Includes 69,690 shares which may be acquired within 60 days following October 1, 2009 upon the exercise of outstanding stock options and 58,182 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

We have an arrangement with Joel R. Pitlor, a company wholly-owned by Mr. Joel R. Pitlor, one of our directors, pursuant to which Mr. Pitlor provides consulting services to our Company for a fee currently not to exceed $5,000 a month. These consulting services consist primarily of advice regarding marketing, strategic planning and other general business issues. Either party may terminate this arrangement at will. We paid or accrued to Joel R. Pitlor for consulting services aggregate fees of $60,000, or $5,000 per month, for each of the fiscal years 2007 and 2008.

We lease our facility in Gardner, Massachusetts from Equity Assets, Inc., a company wholly-owned by Mr. Richard E. Forkey, our President, Chief Executive Officer, Treasurer and Chairman of the board. We are currently a tenant-at-will, paying rent of $9,000 per month, or an aggregate of $108,000 per year, for each of the fiscal years 2007 and 2008.

In February 2007, we completed a private placement with institutional and other accredited investors pursuant to which we sold an aggregate of 400,000 shares of common stock, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. One of our directors, Mr. Joel R. Pitlor, participated in the private placement, which closed on February 1, 2007. Mr. Pitlor acquired 40,000 shares of common stock and a warrant to purchase 40,000 shares of common stock in exchange for $250,000. As a result of certain anti-dilution provisions being triggered on June 25, 2008, the number of common shares underlying Mr. Pitlor’s warrant increased to 58,182 and the exercise price decreased from $8.00 per share to $5.50 per share.

DIRECTOR INDEPENDENCE

During the fiscal year ended June 30, 2009, Richard E. Forkey, Joseph N. Forkey, Joel R. Pitlor, Donald A. Major and Richard Miles served as our directors.  Currently, Joel R. Pitlor, Donald A. Major and Richard Miles are independent directors, as defined under the standards of independence set forth in the NASDAQ Marketplace Rules. Our common stock is currently traded on the Over-the-Counter Bulletin Board, or OTCBB.  The OTCBB does not require that a majority of our board of directors be independent.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Massachusetts General Laws, our By-laws, and our Articles of Organization, as amended. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Important Factors Regarding Forward-Looking Statements

The following contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in this report and other reports we file with the Securities and Exchange Commission. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made. We do not intend to update any of the forward-looking statements after the date of this registration statement to conform these statements to actual results or to changes in our expectations, except as required by law.

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto, and other financial information included elsewhere in this document.

Overview

We have been a developer and manufacturer of advanced optical instruments since 1982. We design and produce high-quality micro-optics, medical instruments and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a world-class product line of 3-D endoscopes for use in minimally invasive surgical procedures.

We are currently developing specialty instruments incorporating our Lenslock™ technology (patent pending) that ensures lower cost, easier reparability and enhanced durability as compared to other design approaches used in the industry. We are also aggressively pursuing ultra-small instruments, some with lenses less than 1 mm in diameter, utilizing micro-precision™ lens technology (patent pending).

We are certified to the ISO 9001 and ISO 13485 Quality Standards and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products. Our internet website is www.poci.com.

The areas in which we do business are highly competitive and include both foreign and domestic competitors. Many of our competitors are larger and have substantially greater resources than we do. Furthermore, other domestic or foreign companies, some with greater financial resources than we have, may seek to produce products or services that compete with ours. We routinely outsource specialized production efforts as required, both domestic and offshore, to obtain the most cost effective production. Over the years, we have achieved extensive experience with other optical specialists worldwide.

Since the 1990s, we have maintained a Hong Kong subsidiary to support business and quality control activities as required throughout Asia. We believe that the cost savings from such production is essential to our ability to compete on a price basis in the medical products area particularly and to our profitability in general.

We believe that competition for sales of our medical products and services, which have been principally sold to original equipment manufacturer, or OEM, customers, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive price.

We believe that our future success depends to a large degree on our ability to continue to conceive and to develop new optical products and services to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to seek to obtain product-related design and development contracts with customers and to invest our own funds on research and development, to the extent funds are available.

Critical Accounting Policies and Estimates

General

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, referred to as U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the price to the buyer charged for products delivered or services rendered and collectability of the sales price. We assess credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Our shipping terms are customarily Free On Board, or FOB, shipping point.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowances for doubtful accounts are established based upon review of specific account balances and historical experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make future payments, additional allowances may be required.

Inventories

We provide for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

We account for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

Stock-Based Compensation

On July 1, 2006, we adopted SFAS No. 123(R), Accounting for Stock- Based Compensation (“SFAS No. 123(R)”), which requires the measurement and recognition of all compensation costs for all stock based awards made to employees and the Board of Directors based upon fair value over the requisite service period for awards expected to vest. Prior to adoption, we accounted for stock options under the intrinsic value method set in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Share- based Compensation” (“SFAS No. 123”), as amended.

SFAS 123(R) requires us to estimate the fair value of share-based awards on the date of grant using an option-pricing model. We adopted SFAS 123(R) using the modified prospective transition method which required the application of the accounting standard starting July 1, 2006, the first day of our fiscal year 2007. Prior period information has not been restated to reflect the fair value method of expensing share-based awards.

Results of Operations for the Fiscal Year Ended June 30, 2009 Compared to the Fiscal Year Ended June 30, 2008

During the latter part of fiscal year 2008, we implemented plans to reduce costs, including workforce reductions, and to streamline operations in an effort to reduce net losses. This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses, beginning in the third and fourth quarters of fiscal year 2008 and continuing through fiscal year 2009. We anticipate continuing measures taken to contain costs, and to continue our review of other expense areas to determine where additional reductions in discretionary spending can be achieved.

Total revenues for fiscal year 2009 were $3,528,510, an increase of $626,291, or 21.6%, from fiscal year 2008 revenues of $2,902,219. Revenues for fiscal 2009 represent the highest yearly sales level in eight years and was due principally to higher sales of couplers, beamsplitters, optical components and fiber scopes utilizing our micro-precision™ lens and prism technology, and sales of an advanced surgical visualization system The design of the advanced surgical visualization system relied heavily on our experience with medical optics technologies, specifically in the area of advanced optical endoscopic instrumentation.

Revenues from our largest customers, as a percentage of total revenues, were as follows:

	2009	2008
Customer A	23%	11%
Customer B	22	25
Customer C	20	20
Customer D	11	8
All Others	24	36
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2009 and 2008.

Gross profit for fiscal year 2009 reflected a favorable change of $803,672, compared to fiscal year 2008. Gross profit as a percentage of revenues increased from 27.3% in fiscal year 2008 to 45.2% in fiscal year 2009. The favorable change in our gross profit percentage was due primarily to increased manufacturing efficiencies, favorable change in product mix and certain cost containment plans implemented in fiscal year 2008 and continuing through fiscal year 2009.

Research and development expenses, net were $737,791 for fiscal year 2009 compared to $757,852 for fiscal year 2008. The decrease was due primarily to the recent implementation of certain cost containment plans including workforce reductions, deferring certain development initiatives and focusing on a limited number of products and technologies expected to provide near term revenues. Research and development expenses depend on our assessment of new product opportunities and available resources. Research and development expenses were net of reimbursement of related costs of $181,105 and $224,107 during fiscal years 2009 and 2008, respectively.

Selling, general and administrative expenses decreased by $417,823, or 22.4%, from $1,449,270 for fiscal year 2009 compared to $1,867,093 for fiscal year 2008. The decrease was primarily attributable to the implementation of certain cost containment plans including workforce reductions, as mentioned above. The decrease was partially offset by higher nonrecurring legal, accounting and transfer agent fees amounting to approximately $102,000 related to the preparation and filing of a registration statement and implementation of a 1-for-25 reverse stock split in December 2008, as contractually required by our June 2008 financing transaction.

Sale of assets in fiscal year 2009 represents the sale of previously written off assets for proceeds of $48,752.

Gain on sale of product line of $210,549 in fiscal year 2008 consists of the gain on the sale of our optical thin film product line recognized in the quarter ended March 31, 2008. The purchase price was $250,000, and we will receive a royalty of 25% of revenues exceeding $300,000 annually from the purchased customer list for a three-year period.

Interest income decreased by $5,044 during fiscal year 2009 compared to the previous year. The decrease was due to a lower base of cash and cash equivalents.

Interest expense increased by $443,496 during fiscal year 2009 compared to the previous year. The increase was due to accrued interest for an entire year in 2009 and non-cash interest expense as a result of the amortization of debt discount on the 10% Senior Secured Convertible Notes issued on June 25, 2008.

The income tax provisions in fiscal years 2009 and 2008 represent the minimum statutory state income tax liability.

Liquidity and Capital Resources

We compete in a highly technical, very competitive, and in most cases, price driven segment of the medical instrument marketplace where products can take years to develop and introduce to distributors and end users. Furthermore, research and development, manufacturing, marketing and distribution activities are strictly regulated by the FDA, ISO and other regulatory bodies that, while intended to enhance the ultimate quality and functionality of products produced, can contribute to the significant cost and time needed to maintain existing products and develop and introduce product enhancements and new product innovations.

We have traditionally funded working capital needs through product sales, management of working capital components of our business, and by cash received from public and private offerings of our common stock, warrants to purchase shares of our common stock and convertible notes. We have incurred quarter to quarter operating losses during our efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock™ endoscope and micro-precision™ lens technologies. Our management expects that such operating losses will continue until sales increase to breakeven and profitable levels. Our management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results.

Our current financial condition may raise doubt among potential equity investors, customers and suppliers regarding our ability to continue as a going concern, as referenced by the Report of Independent Registered Public Accounting Firm on our financial statements for the year ended June 30, 2009. We may not be able to obtain working capital funds necessary in the time frame needed and at satisfactory terms to correct the going concern issue.

As of June 30, 2009, cash and cash equivalents were $384,593, accounts receivable were $511,807 and current liabilities were $1,492,878. We anticipate that deferred officers’ salaries and director consulting expenses accrued at June 30, 2009 will be settled by issuing restricted common stock rather than by cash payments. These deferred amounts included in current liabilities at June 30, 2009 total approximately $330,000. We believe that the introduction of several new products during the last four fiscal years, along with new and on-going customer relationships, will continue to generate additional revenues, which are required in order for us to achieve profitability. If these additional revenues are not achieved on a timely basis, we will be required and are prepared to implement further cost reduction measures, as necessary.

Capital equipment expenditures during fiscal year 2009 were $0, down from $58,718 for fiscal year 2008. Future capital equipment expenditures will be dependent upon future sales and success of on-going research and development efforts.

Contractual cash commitments for the fiscal years subsequent to June 30, 2009 are summarized as follows:

	2010	2011	Thereafter	Total
Operating Leases	$30,450	$800	$1,150	$32,400
Principal & Interest (1)	720,000	—	—	720,000
Totals	$750,450	$800	$1,150	$752,400

(1)           This amount may be reduced to the extent the holders of the Senior Secured Convertible Notes elect to convert the principal on the Notes into our common stock.

We have contractual cash commitments related to open purchase orders for fiscal year 2010 of approximately $71,000.

In February 2007, we completed a private placement, pursuant to which we sold an aggregate of 400,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. Our net cash proceeds, after offering costs of $123,784, were $2,376,216. In June 2008, we issued Senior Secured Convertible Notes and warrants, raising cash proceeds of $600,000.

Trends and Uncertainties That May Affect Future Results

Our fiscal year 2009 revenues were the highest in eight years. This was due in large part to shipments of the advanced surgical visualization system discussed in results of operations above, the design of which relies heavily on our world- class medical optics technologies, specifically in the area of advanced optical endoscopic instrumentation. While we had no orders for shipments of this product from the third quarter of fiscal year 2008 through the first quarter of fiscal year 2009, we resumed shipments in the second quarter of fiscal year 2009.  Our fiscal year 2009 revenues for the year ended June 30, 2009 increased 21.6% from the same period last year.  Our revenues for the first quarter of fiscal 2010, however, decreased by 5.5% from the same period last year.

We expect our pattern of quarter-to-quarter revenue fluctuations to continue, due to the introductory stage of many of our products and the unpredictable timing of orders from customers and the size of those orders in relation to total revenues. Contingent on available funding, we intend to continue to develop and commercialize new products and technical innovations, in particular:

•      a new generation of endoscopes that incorporate Lenslock™ technology (patent pending);

•      new components and instruments utilizing our new micro-precision™ lens technology (patent pending) for optical components and endoscopes under 1 mm;

•      new custom medical products; and

•      new night vision lenses.

However, if we do not have sufficient capital to develop and commercialize these products, our future revenues may decline because we cannot offer the innovative products the market is seeking. Over the past few years, we have implemented significant changes in new product and technology development by shifting the emphasis of research and development efforts from developing underlying technologies to commercialization of the applications of these new technologies. These have already been realized to some degree in a number of areas. Over the past two to three years our efforts have produced revenues from our new micro-precision™ lens products and new Lenslock™ endoscopes. Recent initiatives in the area of micro-precision™ lenses address specific customer opportunities in different medical specialty applications. In endoscope technologies, we continue new product offerings in our Lenslock™ product line. We have shipped over 600 ENT endoscopes with diameter of 2.7 mm that incorporate Lenslock™ technology. We recently completed prototypes of our 4 mm Lenslock™ sinuscope, and 5 mm Lenslock™ laproscope, and are actively pursuing development of our new 4 mm Lenslock™ wide field arthroscope. We believe that our Lenslock™ technology has advantages over competitive products due to ease of manufacture and repair, superior image quality, significant cost effectiveness and quality of repair. We anticipate that further incorporating this technology into our endoscope product line will lead to increased sales.

The principal and interest on the 10% Senior Secured Convertible Notes amounting to $600,000 and $120,000, respectively, is due June 25, 2010. This amount may be reduced to the extent the holders of the Notes elect to convert some or all of the principal on the Notes into our common stock. Should the holders not elect to convert all or a substantial amount of the balances due on the Notes into our common stock, it is highly unlikely that we will be able to generate enough cash from our operations to pay these balances in full on the specified due date. Therefore, we may renegotiate terms with existing holders or refinance this debt and, in either case, if available, the terms may be more burdensome. We are currently exploring the possibility of obtaining additional funding sources to satisfy this repayment obligation.

In the event the holders do not elect to convert all or a substantial amount of the balances due on the Notes into our common stock, or if we are not able to renegotiate the terms or obtain financing on terms satisfactory to us, or at all, we may ultimately be unable to meet our payment obligations under the Notes. In such event, all unpaid principal and interest will become immediately due and payable and the holders may pursue any other available remedies. The Notes are secured by a pledge of our assets pursuant to a pledge and security agreement and the security documents ancillary thereto, and in the event we are unable to meet our payment obligations, the holders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands. While we believe that this eventuality is unlikely, it is possible that in this event, we may be forced to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition. Additionally, a debt default could significantly diminish the market value and marketability of our common stock.

During the last two quarters of 2008 and continuing through fiscal year 2009, we implemented certain cost containment plans which included focusing on a limited number of products and technologies expected to provide near term revenues, streamlining operations, workforce reductions and deferring certain development initiatives. These measures reduced our overhead expenses.

Going forward, we intend to focus our development efforts on products we believe offer the best prospects to increase our near-term revenues. An example beyond the new instruments mentioned above includes the lenses we developed for a new color Night Vision system. During the quarter ended December 31, 2008, we shipped first article pre-production lens systems. These are for use in the new color Night Vision system, and utilize an improved design that offers lower cost and lighter weight.

For the quarter ended June 30, 2009, our cash and cash equivalents decreased by $124,882 from the quarter ended March 31, 2009, compared to an increase of $170,351 from the quarter ended December 31, 2008. For the year ended June 30, 2009, our cash and cash equivalents decreased by $501,395 compared to the year ended June 30, 2008. If our cash reserves continue to decrease, we will be required to seek additional funding for operations. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders, and debt financing, if available, may involve restrictive covenants that could restrict our operations or finances. Financing may not be available in amounts or on terms acceptable to us, if at all. If we cannot raise funds on acceptable terms or achieve positive cash flow, we may not be able to continue to conduct operations, develop new products, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which would negatively impact our business, operating results and financial condition. If we are not successful in increasing our revenues, reducing our expenses or raising additional equity capital to generate sufficient cash flows to meet our obligations as they come due, we may not be able to continue as a going concern.

For the quarter ended September 30, 2009, our cash and cash equivalents decreased by $37,922 from the quarter ended June 30, 2009, compared to a decrease of $124,882 for the quarter ended June 30, 2009 from the quarter ended March 31, 2009. If our cash reserves continue to decrease, we will be required to seek additional funding for operations. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders, and debt financing, if available, may involve restrictive covenants that could restrict our operations or finances. Financing may not be available in amounts or on terms acceptable to us, if at all. If we cannot raise funds on acceptable terms or achieve positive cash flow, we may not be able to continue to conduct operations, develop new products, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which would negatively impact our business, operating results and financial condition. If we are not successful in increasing our revenues, reducing our expenses or raising additional equity capital to generate sufficient cash flows to meet our obligations as they come due, we may not be able to continue as a going concern.

Beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2010, we will need to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which will require our independent registered public accounting firm to provide an attestation report regarding our internal controls over financial reporting. We expect our operating expense may increase as a result of the costs associated with the implementation of and maintaining compliance with Section 404.

Results of Operations for the Quarter Ended September 30, 2009

During the latter part of fiscal year 2008, we implemented plans to reduce costs, including workforce reductions, to focus sales efforts on higher margin products and to streamline operations in an effort to reduce net losses. These efforts, combined with recent increases in sales, resulted in an increase in gross profit and a simultaneous decrease in operating expense beginning in the third quarter of fiscal year 2008 and continuing through the quarter ended June 30, 2009. We anticipate continuing the measures taken to contain costs, and to continue our review of other expense areas to determine where additional reductions in spending can be achieved.

Our total revenues for the quarter ended September 30, 2009, the first quarter of our fiscal year 2010, were $623,384, as compared to $659,735 for the same period last year, a decrease of $36,351, or 5.5%. The decrease in revenues for the current quarter was due principally to lower sales of endocouplers and fiber scopes, partially offset by higher sales of the advanced surgical visualization system used in spinal surgery. Revenues from our largest customers, as a percentage of total revenues, for the three months ended September 30, 2009 and 2008, were as follows:

	2009	2008
Customer A	27%	19%
Customer B	26	—
Customer C	15	17
Customer D	11	13
Customer E	—	21
All Others	21	30
	100%	100%

No other customer accounted for more than 10% of our revenues during those periods.

Gross profit for the quarter ended September 30, 2009 was $219,026, which reflects a decrease of $85,116, compared to $304,142 for the same period last year. Gross profit for the quarter ended September 30, 2009 as a percentage of revenues decreased from 46.1% for the quarter ended September 30, 2008 to 35.1% in the current year. The decrease in our gross profit percentage was due primarily to lower overall sales volume and less favorable product mix in the quarter ended September 30, 2009 compared to the same period last year. Our quarterly gross profit and gross profit percentage depend on a number of factors, including overall sales volume and mix of products sold among others and therefore vary from quarter to quarter.

Research and development expenses were $14,647 for the quarter ended September 30, 2009, compared to $176,610 for the same period last year, a decrease of $161,963, or 91.7%.  The decrease was due primarily to the implementation of certain cost containment plans beginning in fiscal year 2008 including workforce reductions, and increased reimbursements from customers for product development activities. Quarterly research and development expenses depend on our assessment of new product opportunities and available resources. Research and development expenses were net of reimbursement of related costs of $164,383 and $89,030 during the quarters ended September 30, 2009 and 2008, respectively.

Selling, general and administrative expenses were $312,686 for the quarter ended September 30, 2009, compared to $371,949 for the same period last year, a decrease of $59,263, or 15.9%.  The decrease was due primarily to the implementation of certain cost containment plans beginning in fiscal year 2008 including workforce reductions, as mentioned above.

Interest income was $162 for the quarter ended September 30, 2009, compared to $2,951 for the same period last year, a decrease of $2,789, or 94.5%.  The decrease was due to a lower base of cash and cash equivalents.

Interest expense was $64,875 for the quarter ended September 30, 2009, compared to $185,475 for the same period last year, a decrease of $120,600, or 65.0%. The decrease was due to discontinuation of the amortization of debt discount related to the conversion feature of the 10% Senior Secured Convertible Notes issued on June 25, 2008. This portion of the debt discount became fully amortized during the second quarter of fiscal year 2009.

No income tax provision was recorded in the first quarter of fiscal year 2010 or 2009 because of the losses generated in those periods.

Liquidity and Capital Resources

As of September 30, 2009, cash and cash equivalents were $346,671, accounts receivable were $435,889 and current liabilities were $1,503,522. We anticipate that deferred officers’ salaries and director consulting expenses accrued at September 30, 2009 will be settled by issuing restricted common stock rather than by cash payments. These deferred amounts included in current liabilities at September 30, 2009 total approximately $390,000. We believe that the introduction of several new products during the last four fiscal years, along with new and on-going customer relationships, will continue to generate additional revenues, which are required in order for us to achieve profitability. If these additional revenues are not achieved on a timely basis, we will be required and are prepared to implement further cost reduction measures, as necessary.

Contractual cash commitments for the fiscal years subsequent to September 30, 2009 are summarized as follows:

	2010	2011	Thereafter	Total
Operating Leases	$22,840	$800	$1,150	$24,790
Principal & Interest (1)	720,000	—	—	720,000
Totals	$742,840	$800	$1,150	$744,790

(1)           This amount may be reduced to the extent the holders of the Senior Secured Convertible Notes elect to convert the principal on the Notes into our common stock.

We have contractual cash commitments related to open purchase orders for fiscal year 2010 of approximately $96,000.

In June 2008, we issued Senior Secured Convertible Notes and warrants, raising cash proceeds of $600,000.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Precision Optics Corporation, Inc.:

We have audited the accompanying consolidated balance sheets of Precision Optics Corporation, Inc. and subsidiaries (the Company) as of June 30, 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Precision Optics Corporation, Inc. and subsidiaries as of June 30, 2009  and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring net losses and negative cash flows from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stowe & Degon LLC

Leominster, Massachusetts

September 15, 2009

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets at June 30, 2009 and 2008

	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$384,593	$885,988
Accounts receivable (net of allowance for doubtful accounts of approximately $7,400 in 2009 and 2008)	511,807	387,224
Inventories	709,155	608,431
Prepaid expenses	42,617	36,749
Total current assets	1,648,172	1,918,392
Fixed Assets:
Machinery and equipment	2,352,634	2,352,634
Leasehold improvements	553,596	553,596
Furniture and fixtures	148,303	149,738
Vehicles	42,343	42,343
	3,096,876	3,098,311
Less—Accumulated depreciation and amortization	2,968,503	2,935,922
Net fixed assets	128,373	162,389
Other Assets:
Cash surrender value of life insurance policies	—	5,465
Patents, net	198,643	195,391
Total other assets	198,643	200,856
	$1,975,188	$2,281,637
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
10% Senior secured convertible notes	$464,104	$—
Accounts payable	428,282	364,409
Customer advances	12,393	91,105
Accrued employee compensation	504,187	293,497
Accrued professional services	58,000	94,312
Accrued warranty expense	25,000	25,000
Other accrued liabilities	912	912
Total current liabilities	1,492,878	869,235
10% Senior secured convertible notes	—	10,304
Commitments (Note 3)
Stockholders’ Equity:
Common stock, $0.01 par value-Authorized—50,000,000 shares issued and outstanding—1,018,411 shares at June 30, 2009 and June 30, 2008	10,184	10,184
Additional paid-in capital	38,222,002	38,149,655
Accumulated deficit	(37,749,876)	(36,757,741)
Total stockholders’ equity	482,310	1,402,098
	$1,975,188	$2,281,637

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations for the

Years Ended June 30, 2009 and 2008

	2009	2008
Revenues	$3,528,510	$2,902,219
Cost of Goods Sold	1,932,836	2,110,217
Gross profit	1,595,674	792,002
Research and Development Expenses, net	737,791	757,852
Selling, General and Administrative Expenses	1,449,270	1,867,093
Gain on Sale of Product Line	—	(210,549)
Gain on Sale of Assets	(48,752)	—
Total operating expenses	2,138,309	2,414,396
Operating loss	(542,635)	(1,622,394)
Interest Income	5,212	10,256
Interest Expense	(453,800)	(10,304)
Loss before provision for income taxes	(991,223)	(1,622,442)
Provision for Income Taxes	912	912
Net loss	$(992,135)	$1,623,354)
Loss per Share—Basic and Diluted	$(0.97)	$(1.59)
Weighted Average Common Shares Outstanding—Basic and Diluted	1,018,411	1,018,411

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

for the Years Ended June 30, 2009 and 2008

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, July 1, 2007	1,018,411	$10,184	$37,441,413	$(35,134,387)	$2,317,210
Proceeds from issuance of senior convertible notes and warrants allocated to warrants	—	—	399,000	—	399,000
Proceeds from issuance of senior convertible notes and warrants allocated to beneficial conversion feature	—	—	201,000	—	201,000
Stock-based compensation	—	—	108,242	—	108,242
Net loss	—	—	—	(1,623,354)	(1,623,354)
Balance, June 30, 2008	1,018,411	$10,184	$38,149,655	$(36,757,741)	$1,402,098
Stock-based compensation			72,347		72,347
Net loss				(992,135)	(992,135)
Balance, June 30, 2009	1,018,411	$10,184	$38,222,002	$(37,749,876)	$482,310

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the

Years Ended June 30, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:
Net loss	$(992,135)	$(1,623,354)
Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	62,195	161,169
Gain on sale of product line	—	(210,549)
Gain on sale of assets	(48,752)	—
Gain on cash surrender value of life insurance policies	(8,752)	—
Provision for inventory write-down	45,419	39,059
Stock-based compensation expense	72,347	108,242
Non-cash interest expense	453,800	10,304
Changes in operating assets and liabilities-
Accounts receivable, net	(124,583)	413,982
Inventories	(146,143)	237,141
Prepaid expenses	(5,868)	16,290
Accounts payable	63,873	20,679
Customer advances	(78,712)	88,415
Accrued expenses and other	174,657	41,754
Net cash used in operating activities	(532,654)	(696,868)
Cash Flows from Investing Activities:
Purchases of property and equipment	—	(58,718)
Proceeds from sale of assets	48,752	—
Proceeds from cash surrender value of life insurance policies	14,217
Proceeds from sale of product line	—	250,000
Product line sale costs	—	(19,051)
Increase in other assets	(31,710)	(29,554)
Net cash provided by investing activities	31,259	142,677
Cash Flows from Financing Activities:
Proceeds from issuance of senior convertible notes and warrants	—	600,000
Net cash provided by financing activities	—	600,000
Net increase (decrease) in cash and cash equivalents	(501,395)	45,809
Cash and cash equivalents, beginning of year	885,988	840,179
Cash and cash equivalents, end of year	$384,593	$885,988
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for income taxes	$912	$912
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Cost of inventory sold as part of product line disposal	$—	$20,105

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)                                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                  Nature of Business and Liquidity

Precision Optics Corporation, Inc. (the “Company”) designs, develops, manufactures and sells specialized optical systems and components and optical thin-film coatings. The Company conducts business in one industry segment only and its customers are primarily domestic. The Company’s products and services fall into two principal areas: (i) medical products for use by hospitals and physicians; and (ii) advanced optical system design and development services and products used by industrial customers.

The Company has sustained recurring net losses and negative cash flows from operations for several years. During the year ended June 30, 2009, the Company incurred a net loss of $992,135 and used cash in operations of $532,654. As of June 30, 2009, cash and cash equivalents were $384,593, accounts receivable were $511,807 and current liabilities were $1,492,878. The Company anticipates that deferred officers’ salaries and director consulting expenses accrued at June 30, 2009 will be settled by issuing restricted common stock rather than by cash payments. These deferred amounts included in current liabilities at June 30, 2009 total approximately $330,000. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. During the latter part of fiscal year 2008, the Company implemented plans to reduce costs and to streamline operations in an effort to reduce net losses. This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses substantially, particularly in the third and fourth quarters of fiscal year 2008. The Company believes that the recent introduction of several new products, along with new and on-going customer relationships, will generate additional revenues, which are required in order for the Company to achieve profitability. If these additional revenues are not achieved on a timely basis, the Company will be required and is prepared to implement further cost reduction measures, as necessary.

The Company has incurred quarter to quarter operating losses during its recent efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock™ endoscope and micro-precision™ lens technologies. Management expects that such operating losses will continue through fiscal year 2010, and until sales increase to breakeven and profitable levels. Management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results. The Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved. There can be no assurance that the Company’s operating plans will be successful, and if so required, that the Company will be successful in obtaining the capital necessary to continue ongoing operations.

In April 2006, the Company completed a private placement, issuing 338,000 shares of common stock. Net cash proceeds to the Company (after offering costs of $49,725) were $2,062,775. In February 2007, the Company completed a private placement, pursuant to which it sold an aggregate of 400,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. Net cash proceeds to the Company (after offering costs of $123,784) were $2,376,216 (see Note 4). In June 2008, the Company issued senior secured convertible notes and warrants, raising cash proceeds of $600,000.

During the past year, the introduction of several new products, along with new and on-going customer relationships, has resulted in significant revenue growth. The Company believes that with continued promotion, these opportunities have the potential to continue the general trend of increasing revenues, which, along with enhanced operations are required in order for the Company to achieve profitability.

(b)                                  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its two wholly- owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. All shares and per share data reflect the effects of a 1-for-25 reverse stock split that became effective on December 11, 2008.

(c)                                  Revenues

The Company recognized revenue in accordance with Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB No. 104”), which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

The sales price of products and services sold is fixed and determinable after receipt and acceptance of a customer’s purchase order or properly executed sales contract, typically before any work is performed. Management reviews each customer purchase order or sales contract to determine that the work to be performed is specified and there are no unusual terms and conditions that would raise questions as to whether the sales price is fixed or determinable. The Company assesses credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified.

The Company’s revenue transactions typically do not contain multiple deliverable elements for future performance obligations to customers, other than a standard one-year warranty on materials and workmanship, the estimated costs for which are provided for at the time revenue is recognized.

Revenues for industrial and medical products sold in the normal course of business are recognized upon shipment when delivery terms are FOB shipping point and all other revenue recognition criteria have been met. Gross shipping charges reimbursable from customers, to deliver product, are insignificant and are included in Revenues, while shipping costs are classified as the Selling, General and Administrative Expenses section of the Consolidated Statement of Operations.

(d)                                  Cash and Cash Equivalents

The Company includes in cash equivalents all highly liquid investments with original maturities of three months or less at the time of acquisition. Cash and cash equivalents of $384,593 and $885,988 at June 30, 2009 and 2008, respectively, consist primarily of cash at banks and money market funds. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(e)                                  Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories at June 30, 2009 and 2008 are as follows:

	2009	2008
Raw material	$492,712	$347,298
Work-in-progress	116,605	177,464
Finished goods	99,838	83,669
	$709,155	$608,431

The Company provides for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

During fiscal years 2009 and 2008, the Company recorded pre-tax non-cash provisions for slow-moving and obsolete inventories of approximately $45,000 and $39,000, respectively.

(f)                                    Property and Equipment

Property and equipment are recorded at cost. Maintenance and repair items are expensed as incurred. The Company provides for depreciation and amortization by charges to operations, using the straight-line and declining-balance methods, which allocate the cost of property and equipment over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Machinery and equipment	2-7 years
Leasehold improvements	Shorter of lease term or estimated useful life
Furniture and fixtures	5 years
Vehicles	3 years

Depreciation expense was $33,737 and $53,720 for the years ended June 30, 2009 and 2008, respectively.

(g)                                 Significant Customers and Concentration of Credit Risk

Statement of Financial Accounting Standards (“SFAS”) No. 105, Disclosure of Information about Financial Instruments with Off-Balance- Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk.

Financial instruments that subject the Company to credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its investments with highly rated financial institutions. The Company has not experienced any losses on these investments to date. At June 30, 2009, receivables from the Company’s largest customers were 32%, 21%, 19% and 13% of the total accounts receivable. At June 30, 2008, receivables from the Company’s largest customers were 27%, 25% and 17% of the total accounts receivable. No other customer accounted for more than 10% of the Company’s receivables as of June 30, 2009 and 2008. The Company has not experienced any material losses related to accounts receivable from individual customers. The Company generally does not require collateral or other security as a condition of sale rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that allowances for doubtful accounts, which are established based upon review of specific account balances and historical experience, are adequate.

Revenues from the Company’s largest customers, as a percentage of total revenues, were as follows:

	2009	2008
Customer A	23%	11%
Customer B	22	25
Customer C	20	20
Customer D	11	8
All Others	24	36
	100%	100%

No other customer accounted for more than 10% of the Company’s revenues in fiscal years 2009 and 2008.

(h)                                 Loss per Share

The Company calculates earnings per share according to SFAS No. 128, Earnings per Share. Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For each of the two years in the periods ended June 30, 2009 and 2008, the effect of stock options and warrants was anti-dilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares issuable upon the exercise of outstanding stock options and warrants that were excluded from the computation, as their effect would be anti-dilutive, was approximately 992,000 and 996,000 during fiscal 2009 and 2008, respectively.

(i)                                    Stock-Based Compensation

On July 1, 2006, the Company adopted SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”), which requires the measurement and recognition of all compensation costs for all stock-based awards made to employees and the Board of

Directors based upon fair value over the requisite service period for awards expected to vest. Prior to adoption, the Company accounted for stock options under the intrinsic value method set in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Share-based Compensation” (“SFAS No. 123”), as amended.

SFAS 123(R) requires the Company to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company adopted SFAS 123(R) using the modified prospective transition method which required the application of the accounting standard starting July 1, 2006, the first day of the Company’s fiscal year 2007. Prior period information has not been restated to reflect the fair value method of expensing share-based awards. Stock- based compensation costs recognized for the year ended June 30, 2009 and 2008 amounted to $72,347 and $108,242, respectively.

(j)                                    Foreign Currency Translation

The Company translates certain accounts and financial statements of its foreign subsidiary in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of the Company’s foreign subsidiary is the United States dollar. Transaction gains or losses are reflected in the accompanying consolidated statements of operations and have not been significant.

(k)                                Patents

Patents are carried at cost, less accumulated amortization of $651,520 and $623,063 at June 30, 2009 and 2008, respectively. Such costs amortized using the straight-line method over the shorter of their legal or estimated useful lives, generally five to ten years. Amortization expense was $28,458 and $107,448 for the years ended June 30, 2009 and 2008, respectively. Amortization expense is expected to be approximately $26,000, $25,000, $25,000, $23,000 and $21,000, respectively, for the years ending June 30, 2010 through June 30, 2014, respectively.

(l)                                    Financial Instruments

SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosures about the fair value of financial instruments. Financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, and accrued expenses. The estimated fair value of these financial instruments approximates their carrying value due to the short-term nature of these financial instruments.

(m)                              Long-Lived Assets

The Company accounts for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n)                                 Warranty Costs

The Company does not incur future performance obligations in the normal course of business other than providing a standard one-year warranty on materials and workmanship to its customers. The Company provides for estimated warranty costs at the time product revenue is recognized. Warranty costs have been included as a component of cost of goods sold in the accompanying consolidated statements of operations. The following tables summarize warranty reserve activity for the two years ended June 30, 2009 and 2008:

	2009	2008
Balance at beginning of period	$25,000	$25,000
Provision (credit) for warranty claims	9,569	2,619
Warranty claims incurred	(9,569)	(2,619)
Balance at end of period	$25,000	$25,000

(o)                                  Research and Development

Research and development expenses are charged to operations as incurred. The Company groups development and prototype costs and related reimbursements in research and development. For the years ended June 30, 2009 and 2008, research and development expense is shown net of reimbursements of $181,105 and $224,107, respectively, in the accompanying statements of operations.

(p)                                  Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owners sources.

The Company’s comprehensive loss for the years ended June 30, 2009 and 2008 was equal to its net loss for the same periods.

(q)                                  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

(r)                                  Segment Reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions about how to allocate resources and assess performance. The Company’s chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations and manages its business as principally one segment. For all periods presented, over 90% of the Company’s sales have been to customers in the United States.

(s)                                  Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(t)                                    Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This SFAS is effective for the Company’s interim reporting period ending on September 30, 2009. This SFAS is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This SFAS is effective for the Company’s interim reporting period ending on September 30, 2010. The Company is currently evaluating the impact of the implementation of SFAS No. 167 on its consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This SFAS requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The disclosure requirement under this SFAS is effective for the Company’s annual reporting for the fiscal year ended on June 30, 2009.

In April 2009, the FASB issued FSP SFAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. FSP SFAS No. 141(R)-1 will amend the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS No. 141(R), Business Combinations. The FSP will carry forward the requirements in SFAS No. 141, Business Combinations, for acquired contingencies, thereby requiring that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, entities would typically account for the acquired contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The FSP will have the same effective date as SFAS No. 141(R), and will therefore be effective for the Company’s business combinations for which the acquisition date is on or after July 1, 2009. The Company is currently evaluating the impact of the implementation of FSP SFAS No. 141(R)-1 on the Company’s consolidated financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP SFAS No. 157-4 provides guidelines for making fair value measurements more consistent with the principles presented in SFAS No. 157, Fair Value Measurements. The FSP relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP is effective for the Company’s annual reporting for the fiscal year ended on June 30, 2009. The implementation of FSP SFAS No. 157-4 did not have a material impact on its consolidated financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. FSP SFAS No. 107-1 and APB 28-1 enhances consistency in financial reporting by increasing the frequency of fair value disclosures. The FSP relates to fair value disclosures for any financial instruments that are not currently reflected on a company’s balance sheet at fair value. Prior to the effective date of this FSP, fair values for these assets and liabilities have only been disclosed once a year. The FSP will now require these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirement under this FSP is effective for the Company’s interim reporting period ending on September 30, 2009.

In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP SFAS No. 115-2 and SFAS No. 124-2 provides additional guidance designed to create greater clarity and consistency in accounting and presenting impairment losses on securities. The FSP is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The FSP is effective for the Company’s annual reporting for the fiscal year ended on June 30, 2009. The implementation of FSP SFAS No. 115-2 and SFAS No. 124-2 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued FSP SFAS No. 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. FSP SFAS No. 132(R)-1 amends SFAS No. 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. The disclosure requirement under this FSP is effective for the Company’s fiscal year beginning July 1, 2009.

In October 2008, the FASB issued FSP SFAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP SFAS No. 157-3 clarifies the application of SFAS No. 157, which the Company adopted as of July 1, 2008, in situations where the market for a particular financial asset is not active. The Company has considered the guidance provided by FSP SFAS No. 157-3 in its determination of estimated fair values, and the impact was not material.

On August 27, 2008, the SEC announced that they will issue for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required in fiscal year 2014 to prepare financial statements in accordance with IFRS. The SEC is expected to make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and the Company will continue to monitor the development of the potential implementation of IFRS.

In April 2008, the FASB adopted FSP SFAS No. 142-3, Determination of the Useful Life of Intangible Assets, amending the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for intangible assets acquired on or after July 1, 2009. The Company is currently evaluating the impact of the implementation of FSP SFAS No. 142-3 on its consolidated financial position, results of operations and cash flows.

In February 2008, the FASB adopted FSP SFAS No. 157-2, Effective Date of FASB Statement No. 157, delaying the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of the implementation of the deferred portion of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS No. 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, SFAS No. 141(R) requires expensing of acquisition-related and restructure-related costs, remeasurement of earn-out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. SFAS No. 141(R) is effective for the Company’s business combinations for which the acquisition date is on or after July 1, 2009, except that resolution of certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, will be adjusted to income tax expense for all such adjustments after July 1, 2009, regardless of the date of the original business combination. The Company is currently evaluating the impact of the implementation of SFAS No. 141(R) on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This SFAS amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This SFAS establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS No. 160 is effective for the Company’s fiscal year beginning July 1, 2009. This SFAS is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

(2)                                 10% SENIOR SECURED CONVERTIBLE NOTES

On June 25, 2008, the Company entered into a Purchase Agreement with institutional and other accredited investors (the “Investors”) pursuant to which it sold an aggregate of $600,000 of 10% Senior Secured Convertible Notes (the “Notes”), which are convertible into an aggregate of 480,000 shares of common stock, par value $0.01 per share, at a conversion price of $1.25 per share, and warrants to purchase an aggregate of 316,800 shares of common stock at an exercise price of $1.75 per share (the “Warrants”). The Investors are current stockholders of the Company. Interest accrues on the Notes at a rate of 10% per annum and is payable upon the earlier of conversion or maturity of the Notes. The Notes mature on June 25, 2010, and the Warrants expire on June 25, 2015. The closing of the sale of the Notes and Warrants occurred on June 25, 2008.

The Purchase Agreement contains customary representations and warranties of the Company and the Investors, and the Notes contain customary covenants binding on the Company and customary events of default. If an event of default occurs and is uncured within the allowable grace period, if any, the Investors may declare all amounts under the Notes immediately due and payable and may pursue any other available remedies.

The Notes are secured by a pledge of the Company’s assets under the terms of a Pledge and Security Agreement and the security documents ancillary thereto.

The Notes consist of the following:

	June 30, 2009	June 30, 2008
10% Senior Secured Convertible Notes issued on June 25, 2008, convertible into common stock at $1.25 per share, bearing interest at 10% per annum. Outstanding principal and accrued interest are due at maturity, June 25, 2010	$600,000	$600,000
Accrued interest—10% coupon	60,833	833
Unamortized discount	(196,729)	(590,529)
	$464,104	$10,304

Upon issuance of the Notes and Warrants, the proceeds of $600,000 were allocated between the Notes and Warrants based on relative fair values. The value of the Warrants was recorded as a discount to the Notes, with a corresponding increase to additional paid-in capital. The fair value of the Warrants was determined using the Black-Scholes method, with the following assumptions:

Expected life	7 years
Risk-free rate	4.84%
Expected Dividends	0.00%
Volatility factor	154%

In accordance with EITF 00-27, Application of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the proceeds from the issuance of the Notes were first allocated between the Notes and the Warrants. The value of the conversion feature was then calculated, which resulted in an effective conversion ratio that was less than the market price of the Company’s common stock. The intrinsic value of this beneficial conversion feature was recorded as a further discount to the Notes, equal to the difference between the effective conversion ratio and the market price of the Company’s common stock, with a corresponding increase to additional paid-in capital.

The following summarizes the discount on the Notes as of June 30:

	2009	2008
Discount—beginning balance	$590,529	$—
Proceeds allocated to warrants	—	399,000
Beneficial conversion feature—intrinsic value	—	201,000
Less: amortization of discount	(393,800)	(9,471)
Discount—ending balance	$196,729	$590,529

(3)                                 COMMITMENTS

(a)                                  Related Party Transactions

The Company leases one of its facilities from a corporation owned by an officer- director-shareholder of the Company. The Company is currently a tenant-at-will, paying rent of $9,000 per month. Total rent expense paid to related parties was $108,000 in each of fiscal years 2009 and 2008, and is included in the accompanying consolidated statements of operations.

The Company paid or accrued fees to a director of $60,000 in each of fiscal years 2009 and 2008 for consulting services.

(b)                                  Operating Lease Commitments

The Company has entered into operating leases for its office space and equipment that expire at various dates through fiscal year 2010. Total future minimum rental payments under all non-cancelable operating leases are approximately $30,450 in fiscal 2010 and $1,950 thereafter.

Rent expense on operating leases, excluding the related party rent described above, was approximately $46,844 and $46,900 for the years ended June 30, 2009 and 2008, respectively.

(4)                                 STOCKHOLDERS’ EQUITY

(a)                                  Stock Options

Stock-based compensation costs recognized for the year ended June 30, 2009 and 2008, included compensation costs for awards granted prior to, but not yet vested as of July 1, 2006 (adoption date), as well as any new grants issued after July 1, 2006. Total costs recognized during the year ended June 30, 2009 and 2008 amounted to $72,347 and $108,242, respectively, and were included in the accompanying consolidated statements of operations in: selling, general and administrative expenses (2009 — $55,340; 2008 — $83,161), cost of goods sold (2009 — $14,252; 2008 — $18,635), and research and development expenses, net (2009 — $2,755; 2008 — $6,446). No compensation has been capitalized because such amounts would have been immaterial. There was no net income tax benefit recognized related to such compensation for the years ended June 30, 2009 or 2008, as the Company is currently in a loss position. The total number of options granted during the year ended June 30, 2009 was 1,200.

As of June 30, 2009, the unrecognized compensation costs related to options vesting will be primarily recognized over a period of approximately 2 years:

OPTIONS	2010	2011	TOTAL
Compensation Expense	$12,703	$12,703	$25,406

Upon adoption of SFAS 123(R), in accordance with Staff Accounting Bulletin No. 107, Share-Based Payment, the Company selected the Black-Scholes option-pricing model as the most appropriate method for determining the estimated fair value for the stock awards. The Black-Scholes method of valuation requires several assumptions: (1) the expected term of the stock award; (2) the expected future stock volatility over the expected term; and (3) risk-free interest rate. The expected term represents the expected period of time the Company believes the options will be outstanding based on historical information. Estimates of expected future stock price volatility are based on the historic volatility of the Company’s common stock and the risk free interest rate is based on the U.S. Zero-Bond rate. The Company utilizes a forfeiture rate based on an analysis of the Company’s actual experience. The fair value of options at date of grant was estimated with the following assumptions:

	Years Ended
	June 30, 2009	June 30, 2008
Assumptions:
Option life	5.3 years	5.3 years
Risk-free interest rate	2.06%	4.84%
Stock volatility	179%	147%
Dividend yield	0	0
Weighted average fair value of grants	$1.25	$7.25

Stock Option and Other Compensation Plans:

The type of share-based payments currently utilized by the Company is stock options.

The Company has various stock option and other compensation plans for directors, officers, and employees. The Company has the following stock option plans outstanding as of June 30, 2009: Amended and Restated 1997 Incentive Plan and the 2006 Equity Incentive Plan. Vesting periods are at the discretion of the Board of Directors and typically average five years. Options under these plans are granted at fair market value and have a term of ten years from the date of grant.

During fiscal 2007, the stockholders approved an equity incentive plan (the “2006 Incentive Plan”), which provides eligible participants (certain employees, directors, consultants, etc.) the opportunity to receive a broad variety of equity based and cash awards. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. A total of 139,898 shares of common stock have been reserved for issuance under the 2006 Incentive Plan. At June 30, 2009, a total of 4,000 stock options are outstanding and 135,898 shares of common stock were available for future grants under the 2006 Incentive Plan.

During fiscal 1998, the stockholders approved an incentive plan (the “1997 Incentive Plan”), which provided eligible participants (certain employees, directors, consultants, etc.) the opportunity to receive a broad variety of equity based and cash awards. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. Options for a total of 94,432 shares of common stock are outstanding at June 30, 2008 under the 1997 Incentive Plan, as amended and restated in fiscal year 2006. Prior to the adoption of the 2006 Incentive Plan, 9,000 stock options were granted in fiscal year 2007 under the 1997 Incentive Plan. Upon the adoption of the 2006 Incentive Plan, no new awards were granted under the 1997 Incentive Plan. No shares are available for future grants under the Company’s 1997 Incentive Plan.

The following tables summarize stock option activity for the two years ended June 30, 2009:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at June 30, 2007	101,335	$15.50	8.57 years
Grants	1,200	7.75
Exercises	—
Cancellations	(5,303)	9.00
Outstanding at June 30, 2008	97,232	$15.75	7.56 years
Grants	1,200	1.25
Exercises	—
Cancellations	(5,254)	6.61
Outstanding at June 30, 2009	93,178	$16.17	6.56 years

Information related to the stock options outstanding as of June 30, 2009 is as follows:

Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted-Average Exercise Price
$1.25	1,200	9.41	$1.25	1,200	$1.25
$6.25	1,600	7.42	6.25	1,600	6.25
$7.75	1,200	8.42	7.75	1,200	7.75
$11.50	800	6.42	11.50	800	11.50
$13.75	51,018	6.86	13.75	48,352	13.75
$20.75	37,360	5.96	20.75	37,360	20.75
$1.25–$20.75	93,178	6.56	$16.17	90,512	$16.24

The aggregate intrinsic value of the Company’s “in-the-money” outstanding and exercisable options as of June 30, 2009 was $0 and $0, respectively.

(b)                                  Registration Statement

On December 18, 2008, the Company filed a registration statement on Form S-1 to register 1,074,621 shares of common stock, which included 480,000 shares underlying Senior Secured Convertible Notes, 96,000 shares underlying potential interest due on the Notes and 498,621 shares underlying warrants. The Company filed an amendment to the Form S-1 on April 6, 2009, reducing the number of shares being registered to 960,439 shares, which included 480,000 shares underlying the Notes and 480,439 shares underlying warrants. The Company will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. The Company may receive proceeds from the exercise of warrants. On June 29, 2009, the registration statement was declared effective by the U.S. Securities and Exchange Commission.

(c)                                  Reverse Stock Split

Effective as of the open of business on December 11, 2008, the Company effected a reverse stock split of its common stock, par value $0.01 per share. Every 25 shares of common stock were reclassified and combined into one share of common stock, and the Company’s stock ticker symbol on the OTCBB was changed from POCI.OB to PEYE.OB. No fractional shares were issued as a result of the reverse stock split. Instead, each resulting fractional share of common stock was rounded up to one whole share. The reverse stock split reduced the number of shares of common stock outstanding from 25,458,212 to 1,018,411. The total number of authorized shares of common stock continued to be 50,000,000 and the par value per share of the common stock continued to be $0.01.

All shares and per share data in the accompanying consolidated financial statements reflect the effects of the 1-for-25 reverse stock split that became effective on December 11, 2008. In addition, capital stock has been decreased by $244,398, with a corresponding increase to paid-in capital to reflect the adjusted number of shares of $0.01 par value common stock outstanding as a result of the 1-for-25 reverse stock split.

(d)                                  Warrants

In conjunction with the sale of the 10% Senior Secured Convertible Notes on June 25, 2008 mentioned above, the Company issued warrants to purchase an aggregate of 316,800 shares of common stock at an exercise price of $1.75 per share. The warrants expire on June 25, 2015.

In February 2007, the Company completed a private placement with institutional and other accredited investors pursuant to which it sold an aggregate of 400,000 shares of common stock, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. In conjunction with the issuance by the Company of the 10% Senior Secured Convertible Notes and warrants on June 25, 2008, certain anti-dilution provisions of the existing warrants were triggered. As a result, the number of existing warrants was increased from 400,000 to 581,821 and the related exercise price was decreased from $8.00 per share to $5.50 per share. The warrants expire on February 1, 2012.

(5)                                 INCOME TAXES

The provision for income taxes in the accompanying consolidated statements of operations consists of the minimum statutory state income tax liability of $912 and $912 for the years ended June 30, 2009 and 2008, respectively.

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the two years ended June 30 is as follows:

	2009	2008
Income tax benefit at federal statutory rate	(34.0)%	(34.0)%
Increase (decrease) in tax resulting from- State taxes, net of federal benefit	(6.3)	(6.8)
Change in valuation allowance	66.9	43.0
Nondeductible items	0.7	1.1
Prior-year tax adjustments	(23.9)	—
Other	(3.3)	(3.2)
Effective tax rate	0.1%	0.1%

The components of deferred tax assets and liabilities at June 30, 2009 and 2008 are approximately as follows:

	2009	2008
Deferred tax assets:
Net operating loss carry forwards	$2,403,000	$2,035,000
Tax credit carry forwards	370,000	96,000
Reserves and accruals not yet deducted for tax purposes	173,000	151,000
Total deferred tax assets	2,946,000	2,282,000
Valuation allowance	(2,946,000)	(2,282,000)
Net deferred tax asset	$—	$—

The Company has provided a valuation allowance to reduce the net deferred tax asset to an amount the Company believes is “more likely than not” to be realized. The valuation allowance increased in fiscal 2009 by approximately $664,000.

At June 30, 2009, the Company had federal and state net operating loss carry forwards of approximately $5,300,000 and $5,000,000, respectively, which will, if not used, expire at various dates from 2010 through 2028. In addition, the Company had net operating loss carry forwards from its Hong Kong operations of approximately $1,600,000, which carry forward indefinitely.

(6)                                 PROFIT SHARING PLAN

The Company has a defined contribution 401K profit sharing plan. Employer profit sharing and matching contributions to the plan are discretionary. No employer profit sharing contributions were made to the plan in fiscal years 2009 and 2008. Employer matching contributions to the plan amounted to $0 and $17,473 for fiscal years 2009 and 2008, respectively.

(7)                                 SALE OF PRODUCT LINE

On January 18, 2008, the Company entered into an Asset Purchase Agreement for the sale of its custom optical thin film product line and completed the sale on the same date. The assets sold included equipment, certain inventory, intellectual property, and a customer list. The purchase price was $250,000, and the Company will also receive a royalty of 25% of revenues exceeding $300,000 annually from the purchased customer list for a three-year period. The Company recognized a gain of $210,549 from the sale of the product line, recorded in the quarter ended March 31, 2008.

(8)                                 SALE OF ASSETS

The Company sold equipment that was previously written off for proceeds totaling $48,752 and recorded a gain of $48,752, which is included within operating expenses in the accompanying consolidated statements of operations.

Financial Statements for the period ending September 30, 2009

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2009	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$346,671	$384,593
Accounts Receivable, net	435,889	511,807
Inventories, net	701,250	709,155
Prepaid Expenses	18,615	42,617
Total Current Assets	1,502,425	1,648,172
PROPERTY AND EQUIPMENT
Machinery and Equipment	2,353,697	2,352,634
Leasehold Improvements	553,596	553,596
Furniture and Fixtures	148,303	148,303
Vehicles	42,343	42,343
	3,097,939	3,096,876

Less: Accumulated Depreciation	(2,981,416)	(2,968,503)
Net Property and Equipment	116,523	128,373
OTHER ASSETS
Patents, net	197,910	198,643
Total Other Assets	197,910	198,643
TOTAL ASSETS	$1,816,858	$1,975,188
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
10% Senior Secured Convertible Notes	$528,979	$464,104
Accounts Payable	386,710	428,282
Customer Advances	—	12,393
Accrued Employee Compensation	520,333	504,187
Accrued Professional Services	42,500	58,000
Accrued Warranty Expense	25,000	25,000
Other Accrued Liabilities	—	912
Total Current Liabilities	1,503,522	1,492,878
STOCKHOLDERS’ EQUITY
Common Stock, $0.01 par value -
Authorized - 50,000,000 shares
Issued and Outstanding — 1,018,411 shares at September 30, 2009 and at June 30, 2009	10,184	10,184
Additional Paid-in Capital	38,225,178	38,222,002
Accumulated Deficit	(37,922,026)	(37,749,876)
Total Stockholders’ Equity	313,336	482,310

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,816,858	$1,975,188

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2009 AND 2008

(UNAUDITED)

	Three Months Ended September 30,
	2009	2008
Revenues	$623,384	$659,735

Cost of Goods Sold	404,358	355,593

Gross Profit	219,026	304,142

Research and Development Expenses, net	14,647	176,610

Selling, General and Administrative Expenses	312,686	371,949

Gain on Sale of Assets	(870)	—

Total Operating Expenses	326,463	548,559

Operating Loss	(107,437)	(244,417)

Interest Income	162	2,951

Interest Expense	(64,875)	(185,475)

Net Loss	$(172,150)	$(426,941)

Loss Per Share - Basic and Diluted	$(0.17)	$(0.42)

Weighted Average Common Shares Outstanding - Basic and Diluted	1,018,411	1,018,411

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2009 AND 2008

(UNAUDITED)

	Three Months Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(172,150)	$(426,941)
Adjustments to Reconcile Net Loss to Net Cash
Used In Operating Activities -
Depreciation and Amortization	21,334	18036
Gain on Sale of Assets	(870)	—
Stock-based Compensation Expense	3,176	14,060
Non-cash Interest Expense	64,875	185,475
Changes in Operating Assets and Liabilities-
Accounts Receivable, net	75,918	13,956
Inventories	7,905	(16,154)
Prepaid Expenses	24,002	20,759
Accounts Payable	(41,572)	40,163
Customer Advances	(12,393)	(69,562)
Accrued Expenses	(266)	(28,431)
Net Cash Used In Operating Activities	(30,041)	(248,639)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,063)	—
Proceeds from Sale of Assets	870	—
Additional Patent Costs	(7,688)	(2,657)
Net Cash Used By Investing Activities	(7,881)	(2,657)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,922)	(251,296)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	384,593	885,988

CASH AND CASH EQUIVALENTS, END OF PERIOD	$346,671	$634,692

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash Paid for-
Income Taxes	$912	$—

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Operations

The accompanying consolidated financial statements include the accounts of Precision Optics Corporation, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All shares and per share data reflect the 1-for-25 reverse stock split that became effective on December 11, 2008.

These consolidated financial statements have been prepared by the Company, without audit, and reflect normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of the first quarter of the Company’s fiscal year 2010. These consolidated financial statements do not include all disclosures associated with annual consolidated financial statements and, accordingly, should be read in conjunction with footnotes contained in the Company’s consolidated financial statements for the year ended June 30, 2009 together with the Report of Independent Registered Public Accounting Firm filed under cover of the Company’s 2009 annual report on Form 10-K.

The Company has sustained recurring net losses and negative cash flows from operations for several years. During the quarter ended September 30, 2009, the Company incurred a net loss of $172,150 and used cash in operations of $30,041. As of September 30, 2009, cash and cash equivalents were $346,671, accounts receivable were $435,889 and current liabilities were $1,503,522. The Company anticipates that deferred officers’ salaries and director consulting expenses accrued at September 30, 2009 will be settled by issuing restricted common stock rather than by cash payments. These deferred amounts included in current liabilities at September 30, 2009 total approximately $390,000. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. During the latter part of fiscal year 2008, the Company implemented plans to reduce costs and to streamline operations in an effort to reduce net losses.

This has resulted in an increase in gross profit and simultaneous decreases in operating expenses, thereby reducing losses substantially, beginning in the third and fourth quarters of fiscal year 2008. The Company believes that the recent introduction of several new products, along with new and on-going customer relationships, will generate additional revenues, which are required in order for the Company to achieve profitability. If these additional revenues are not achieved on a timely basis, the Company will be required and is prepared to implement further cost reduction measures, as necessary.

The Company has incurred quarter to quarter operating losses during its recent efforts to develop current products including endoscopes, image couplers, beamsplitters, thin film coatings, night vision and micro-optic lenses, prisms and assemblies for various applications and utilizing a number of proprietary and patent-pending technologies including Lenslock™ endoscope and micro-precision™ lens technologies. Management expects that such operating losses will continue through fiscal year 2010, and until sales increase to breakeven and profitable levels. Management also believes that the opportunities represented by these products have the potential to generate sales increases to achieve breakeven and profitable results. The Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved. There can be no assurance that the Company’s operating plans will be successful, and if so required, that the Company will be successful in obtaining the capital necessary to continue ongoing operations.

In June 2008, the Company issued senior secured convertible notes and warrants, raising cash proceeds of $600,000.

During the past year, the introduction of several new products, along with new and on-going customer relationships, has resulted in significant revenue growth. The Company believes that with continued promotion, these opportunities have the potential to continue the general trend of increasing revenues, which, along with enhanced operations are required in order for the Company to achieve profitability.

Use of Estimates

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For the three months ended September 30, 2009 and 2008, the effect of stock options and warrants was antidilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares issuable upon the exercise of outstanding stock options and warrants that were excluded from the computation were approximately 992,000 and 990,800 for the three months ended September 30, 2009 and 2008, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB No. 104”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

Inventories

The Company provides for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment. Based on this evaluation, a full valuation reserve has been provided for the deferred tax assets.

Subsequent Events

The Company adopted Accounting Standards Codification (ASC) 855, Subsequent Events (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of ASC 855 did not have a material impact on the Company’s consolidated results of operations or financial condition. The Company has evaluated subsequent events through November 16, 2009, the date the financial statements were issued.

2. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	September 30, 2009	June 30, 2009
Raw Materials	$320,860	$492,712
Work-In-Progress	190,199	116,605
Finished Goods	190,191	99,838
Total Inventories	$701,250	$709,155

3. 10% SENIOR SECURED CONVERTIBLE NOTES

The 10% Senior Secured Convertible Notes consist of the following:

	September 30, 2009	June 30, 2009
10% Senior Secured Convertible Notes issued on June 25, 2008, convertible into common stock at $1.25 per share, bearing interest at 10% per annum. Outstanding principal and accrued interest are due at maturity, June 25, 2010	$600,000	$600,000
Accrued interest—10% coupon	75,833	60,833
Unamortized discount	(146,854)	(196,729)
	$528,979	$464,104

In June 2008, the Company issued Senior Secured Convertible Notes and Warrants, raising cash proceeds of $600,000. Upon issuance of the Notes and Warrants, the proceeds of $600,000 were allocated between the Notes and Warrants based on relative fair values. The value of the Warrants was recorded as a discount to the Notes, with a corresponding increase to additional paid-in capital. The fair value of the Warrants was determined using the Black-Scholes method, with the following assumptions:

Expected life	7 years
Risk-free rate	4.84%
Expected Dividends	0.00%
Volatility factor	154%

In accordance with EITF 00-27, Application of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the proceeds from the issuance of the Notes were first allocated between the Notes and the Warrants. The value of the conversion feature was then calculated, which resulted in an effective conversion ratio that was less than the market price of the Company’s common stock. The intrinsic value of this beneficial conversion feature was recorded as a further discount to the Notes, equal to the difference between the effective conversion ratio and the market price of the Company’s common stock, with a corresponding increase to additional paid-in capital.

The following summarizes the discount on the Notes:

	September 30, 2009	June 30, 2009
Discount—beginning balance	$196,729	$590,529
Proceeds allocated to warrants	—	—
Beneficial conversion feature—intrinsic value	—	—
Less: amortization of discount	(49,875)	(393,800)
Discount—ending balance	$146,854	$196,729

4.  STOCK-BASED COMPENSATION

Stock-based compensation costs recognized during the three month periods ended September 30, 2009 and 2008 amounted to $3,176 and $14,060, respectively, and were included in the accompanying consolidated statements of operations in: (1) selling, general and administrative expenses (2009 - $0; 2008 - $9,808), cost of goods sold (2009 - $3,176; 2008 - $3,563), and research and development expenses, net (2009 - $0; 2008 - $689).   No compensation has been capitalized because such amounts would have been immaterial. There was no net income tax benefit recognized related to such compensation for the three month periods ended September 30, 2009 and 2008, as the Company is currently in a loss position. There were no options granted during the three month periods ended September 30, 2009 and 2008, respectively.

As of September 30, 2009, the unrecognized compensation costs related to options vesting will be primarily recognized over a period of approximately 1 3/4 years:

OPTIONS	2010	2011	Total

Compensation Expense	$9,527	$12,703	$22,230

There was no stock option activity during the first three months of fiscal year 2010.

Information related to the stock options outstanding as of September 30, 2009 is as follows:

Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted- Average Exercise Price
$1.25	1,200	9.16	$1.25	1,200	$1.25
$6.25	1,600	7.17	6.25	1,600	6.25
$7.75	1,200	8.16	7.75	1,200	7.75
$11.50	800	6.17	11.50	800	11.50
$13.75	51,018	6.61	13.75	49,685	13.75
$20.75	37,360	5.71	20.75	37,360	20.75
$1.25-$20.75	93,178	6.31	$16.17	91,845	$16.21

There were no “in-the-money” outstanding and exercisable options as of June 30, 2009 and September 30, 2009.

5.   STOCKHOLDERS’ EQUITY

Registration Statement

On December 18, 2008, the Company filed a registration statement on Form S-1 to register 1,074,621 shares of common stock, which included 480,000 shares underlying Senior Secured Convertible Notes, 96,000 shares underlying potential interest due on the Notes and 498,621 shares underlying warrants. The Company filed an amendment to the Form S-1 on April 6, 2009, reducing the number of shares being registered to 960,439 shares, which included 480,000 shares underlying the Notes and 480,439 shares underlying warrants. The Company will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. The Company may receive proceeds from the exercise of warrants. On June 29, 2009, the registration statement was declared effective by the U.S. Securities and Exchange Commission.

Reverse Stock Split

Effective as of the open of business on December 11, 2008, the Company effected a reverse stock split of its common stock, par value $0.01 per share. Every 25 shares of common stock were reclassified and combined into one share of common stock, and the Company’s stock ticker symbol on the OTCBB was changed from POCI.OB to PEYE.OB.  No fractional shares were issued as a result of the reverse stock split.  Instead, each resulting fractional share of common stock was rounded up to one whole share.  The reverse stock split reduced the number of shares of common stock outstanding from 25,458,212 to 1,018,411.  The total number of authorized shares of common stock continued to be 50,000,000 and the par value per share of the common stock continued to be $0.01.

All shares and per share data in the accompanying consolidated financial statements reflect the effects of the 1-for-25 reverse stock split that became effective on December 11, 2008.  In addition, capital stock has been decreased by $244,398, with a corresponding increase to paid-in capital to reflect the adjusted number of shares of $0.01 par value common stock outstanding as a result of the 1-for-25 reverse stock split.

Warrants

In conjunction with the sale of the 10% Senior Secured Convertible Notes on June 25, 2008 mentioned above, the Company issued warrants to purchase an aggregate of 316,800 shares of common stock at an exercise price of $1.75 per share. The warrants expire on June 25, 2015.

In February 2007, the Company completed a private placement with institutional and other accredited investors pursuant to which it sold an aggregate of 400,000 shares of common stock, at a price of $6.25 per share and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $8.00 per share. In conjunction with the issuance by the Company of the 10% Senior Secured Convertible Notes and warrants on June 25, 2008, certain anti-dilution provisions of the existing warrants were triggered. As a result, the number of existing warrants was increased from 400,000 to 581,821 and the related exercise price was decreased from $8.00 per share to $5.50 per share. The warrants expire on February 1, 2012.

SALE OF ASSETS

During the quarter ended September 30, 2009, the Company sold equipment that was previously written off for proceeds totaling $870 and recorded a gain of $870, which is included within operating expenses in the accompanying consolidated statements of operations.